                                                      Registration No. 333-53909

 As filed with the Securities and Exchange Commission on August 19, 1998


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM S-6

                      PRE-EFFECTIVE AMENDMENT NO. 3
                     TO REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUST REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                            Pauletta P. Cohn, Esq.
                           Associate General Counsel
                        American General Life Companies
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
               (Name and Complete Address of Agent for Service)

                 Please send copies of all communications to:

                             Diane E. Ambler, Esq.
                             Mayer, Brown & Platt
                         2000 Pennsylvania Ave., N.W.
                            Washington, D.C. 20006


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Securities Being Offered: Flexible Premium Variable Life Insurance Policies.


                          --------------------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                 RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET



ITEM NO. OF FORM N-8B-2*                             PROSPECTUS CAPTION
-----------------------                              ------------------
1                                        Additional Information : Separate Account VL-R
2                                        Additional Information: AGL.
3                                        Inapplicable.
4                                        Additional Information: Distribution of Policies.
5, 6                                     Additional Information: Separate Account VL-R.
7                                        Inapplicable.**
8                                        Inapplicable.**
9                                        Additional Information: Legal Matters.
10(a)                                    Additional Information: Your Beneficiary, Assigning
                                           Your Policy.
10(b)                                    Basic Questions You May Have: How will the value
                                           of my investment in a Policy change over time?
10(c)(d)                                 Basic Questions You May Have: How can I change
                                           my Policy's insurance coverage?  How can I access
                                           my investment in a Policy?  Can I choose the form
                                           in which AGL pays out any proceeds from my
                                           Policy?  Additional Information: Payment of Policy
                                           Proceeds.
10(e)                                    Basic Questions You May Have: Must I invest any
                                           minimum amount in a policy?
10(f)                                    Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)   Basic Questions You May Have: To what extent will
                                           AGL vary the terms and conditions of the Policies
                                           in particular cases? Additional Information: Voting
                                           Privileges; Additional Rights That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)   Inapplicable.**
10(i)                                    Additional Information: Separate Account VL-R;Tax
                                           Effects.
11                                       Basic Questions You May Have: How will the value
                                           of my investment in a Policy change over time?
                                         Additional Information: Separate Account VL-R.
12(a)                                    Additional Information: Separate Account VL-R;
                                           Front Cover.
12(b)                                    Inapplicable.
12(c), 12(d)                             Inapplicable.**
12(e)                                    Inapplicable, because the Separate Account did not
                                           commence operations until 1998.
13(a)                                    Basic Questions You May Have: What charges will
                                           AGL deduct from my investment in a Policy? What
                                           charges and expenses will the Mutual Funds deduct
                                           from the amounts I invest through my Policy?
                                           Additional Information: More About Policy
                                           Charges.
13(b)                                    Illustrations of Hypothetical Policy Benefits.
13(c)                                    Inapplicable.**

13(d)                                      Basic Questions You May Have: To what extent will
                                             AGL vary the terms and conditions of the Policy in
                                             particular cases?
13(e), 13(f), 13(g)                        None.
14                                         Basic Questions You May Have: How can I invest
                                             money in a Policy?
15                                         Basic Questions You May Have: How can I invest
                                             money in a Policy?  How do I communicate with
                                             AGL?
16                                         Basic Questions You May Have: How will the value
                                             of my investment in a Policy change over time?

ITEM NO.                                   ADDITIONAL INFORMATION
--------                                   ----------------------
17(a), 17(b)                               Captions referenced under Items 10(c), 10(d), and 10(e).
17(c)                                      Inapplicable.
18(a)                                      Captions referred to under Item 16.
18(b), 18(d)                               Inapplicable.
18(c)                                      Additional Information: Separate Account VL-R.
19                                         Additional Information: Separate Account VL-R;
                                             Our Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d),  20(e), 20(f)  Inapplicable.
21(a), 21(b)                               Basic Questions You May Have: How can I access
                                             my investment in a Policy?  Additional Information:
                                             Payment of Policy Proceeds.
21(c)                                      Inapplicable.**
22                                         Additional Information: Payment of Policy Proceeds-
                                             Delay to Challenge Coverage.
23                                         Inapplicable.**
24                                         Basic Questions You May Have; Additional
                                             Information.
25                                         Additional Information: AGL.
26                                         Inapplicable, because the Separate Account did not
                                             commence operations until 1998.
27                                         Additional Information: AGL.
28                                         Additional Information: AGL's Management.
29                                         Additional Information: AGL.
30, 31, 32, 33, 34                         Inapplicable, because the Separate Account did not
                                             commence operations until 1998.
35                                         Inapplicable.**
36                                         Inapplicable.**
37                                         None.
38, 39                                     Additional Information: Distribution of the Policies.
40                                         Inapplicable, because the Separate Account did not
                                             commence operations until 1998.
41(a)                                      Additional Information: Distribution of the Policies.
41(b), 41(c)                               Inapplicable.**
42, 43                                     Inapplicable, because the Separate Account did not
                                             commence operations or issue any securities until
                                             1998.
44(a)(1), 44(a)(2), 44(a)(3)               Basic Questions You May Have: How will the value
                                             of my investment in a Policy change over time?
44(a)(4)                                   Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)                         Basic Questions You May Have: What charges will
                                             AGL deduct from my investment in a Policy?
44(b)                                      Inapplicable.**
44(c)                                      Caption referenced in 13(d) above.


45                           Inapplicable, because the Separate Account did not
                               commence operations until 1998.
46(a)                        Captions referenced in 44(a) above.
46(b)                        Inapplicable.**
47, 48, 49                   None.
50                           Inapplicable.
51                           Inapplicable.
52(a), 52(c)                 Basic Questions You May Have: To what extent can
                               AGL vary the terms and conditions of the Policy in particular cases? Additional Information:
                             Additional Rights That We Have.
52(b), 52(d)                 None.
53(a)                        Additional Information: Tax Effects--Our taxes.
53(b), 54                    Inapplicable.
55                           Illustrations of Hypothetical Policy Benefits.
56-59                        Inapplicable.**


* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                               LEGACY PLUS

        FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY (THE "POLICY")

                                   ISSUED BY

                AMERICAN GENERAL LIFE INSURANCE COMPANY ("AGL")

                                 HOME OFFICE:

         (Express Delivery)                                  (US Mail)
        2727-A Allen Parkway                          Variable Universal Life
      Houston, Texas 77019-2191                           Administration
       PHONE:  1-888-325-9315                              P.O. Box 4880
      or  1-713-831-3443                             Houston, Texas 77210-4880
      FAX:  1-713-620-3857

  Investment options. You may invest in the following variable investment options and change your selections from time to time:

  BT INSURANCE FUNDS TRUST   MORGAN STANLEY UNIVERSAL ROYCE CAPITAL FUND
  .Equity 500 Index          FUNDS, INC.              .Royce Total Return
  .EAFE Equity Index         .Equity Growth
-----------------------------------------------------------------------------
  AIM VARIABLE INSURANCE                              AMERICAN GENERAL SERIES
  FUNDS, INC.                                         PORTFOLIO COMPANY
  .AIM V.I. Value                                     .Money Market

SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE ACCUMULATION VALUE THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS. THE FORMAL NAME OF EACH SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ABOVE. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. THEREFORE, YOU SHOULD BE SURE YOU ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION YOU MAY BE INTERESTED IN. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR AGL REPRESENTATIVE OR FROM US AT OUR HOME OFFICE LISTED ABOVE.

  Other choices you have. During the insured person's lifetime, you can (1) increase (but not decrease) the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose, within limits, when and how much you invest, and (4) choose whether the amount you have invested under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.

  Charges and expenses. We deduct charges and expenses from the amounts you invest. These are described beginning on page 6.

  Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund any premiums paid adjusted to reflect investment experience. (In some states, we will return premiums paid as required by state law.) To exercise your right to return your Policy, you must mail it directly to the Home Office address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market division and allocated to the investment options at the same time as your initial premium.

  PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS CONTAINS INFORMATION THAT YOU SHOULD KNOW BEFORE INVESTING IN A POLICY. THE POLICIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL INVESTED.



    THIS BOOKLET IS CALLED A "PROSPECTUS." ITS DATE IS              , 1998.

                           GUIDE TO THIS PROSPECTUS

  This booklet (which is called a "prospectus") contains information that you should know before you purchase a Legacy Plus policy ("Policy") or exercise any of your rights or privileges under a Policy.

  Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                       PAGE TO
                                                                        SEE IN
                                                                         THIS
                    BASIC QUESTIONS YOU MAY HAVE                      PROSPECTUS
                    ----------------------------                      ----------
 .How can I invest money in a Policy?................................       4
 .How will the value of my investment in a Policy change over time?..       5
 .What is the basic amount of insurance ("death benefit") that AGL
     pays when the insured person dies?.............................       5
 .What charges will AGL deduct from my investment in a Policy?.......       6
 .What charges and expenses will the Mutual Funds deduct from amounts
     I invest through my Policy?....................................       7
 .Must I invest any minimum amount in a Policy?......................       8
 .How can I change my Policy's investment options?...................       8
 .How can I change my Policy's insurance coverage?...................       8
 .What additional rider benefits might I select?.....................       9
 .How can I access my investment in a Policy?........................       9
 .Can I choose the form in which AGL pays out proceeds from my
 Policy?............................................................      10
 .To what extent can AGL vary the terms and conditions of the Policy
 in particular cases?...............................................      11
 .How will my Policy be treated for income tax purposes?.............      11
 .How do I communicate with AGL?.....................................      11

  Illustrations of a hypothetical Policy. Starting on page 13, we have included some illustrations of how the values of a hypothetical Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative will also provide you with a similar hypothetical illustration that is more tailored to your own circumstances and wishes.

  Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page 16 or in the form of our Policy. A table of contents for the "Additional Information" portion of this prospectus also appears on page 16. You can obtain copies of our Policy form from (and direct any other questions to) your AGL representative or our Home Office (shown on the first page of this Prospectus).

  Financial statements. We have included certain financial statements of AGL and Separate Account VL-R in this prospectus. These begin on page 30.

  Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the back of this prospectus. That index will tell you on what page you can read more about many of the words and phrases that we use.

                         BASIC QUESTIONS YOU MAY HAVE

HOW CAN I INVEST MONEY IN A POLICY?

  Premium payments. We call the investments you make in a Policy "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a subsequent premium payment that is less than $50. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

  Limits on premium payments. In certain circumstances, we may refuse to accept an additional premium if the insured person does not provide us with adequate evidence that he/she continues to meet our requirements for issuing insurance or if the additional premium would cause the "net amount at risk" to exceed the Maximum Net Amount at Risk, as set out in your Policy. The net amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. The term "accumulation value" is described on page 5. Additional premium payments may result in an increase in the death benefit. If the increase in the death benefit exceeds the increase in the accumulation value due to the alternative basic death benefit calculation, then the net amount at risk will increase. The resulting increase in the net amount at risk could cause the net amount at risk to exceed the Maximum Net Amount at Risk. The "alternative basic death benefit calculation" is described starting on page 5.

  The sum of the premiums paid under your Policy may not exceed the guideline premium limitation as defined by Section 7702 of the Internal Revenue Code of 1986, as amended. Any portion of any premium paid which is determined to be in excess of the limit will be refunded.

  Checks and money orders. Premiums must be by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium must be sent directly to our Home Office.

  Other ways to pay premiums. We also accept premium payments by bank draft, wire, or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Home Office shown on the first page of this prospectus.

  Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

  Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually; and we make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. The term "valuation period" is described on page 22. You must have at least $100,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $5,000. You cannot participate in dollar cost averaging while also using automatic rebalancing (discussed below). Dollar cost averaging ceases upon your request, or if your accumulation value in the money market option becomes exhausted.

  Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $100,000 to begin automatic rebalancing. You cannot participate in this program while also participating in dollar cost averaging (discussed above). Rebalancing terminates upon your request.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

  Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 6 under "Deductions from each premium payment." We invest the rest in one or more of the investment options listed on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

  Your investment options. We invest the accumulation value that you have allocated to any investment option in shares of a Mutual Fund that follows investment practices, policies and objectives that are appropriate to that option. Over time, your accumulation value in any investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will be reduced by certain charges that we deduct. We describe these charges beginning on page 6 under "What charges will AGL deduct from my investment in a Policy?"

  Other important information about the Mutual Funds that you can choose is included in the separate prospectuses for those Funds. This includes information about the investment performance that each Fund's investment manager has achieved. Additional free copies of these prospectuses are available from your AGL representative or from our Home Office shown on the first page of this prospectus.

  Policies are "non-participating." The Policies are not "participating." Therefore, you will not be entitled to any dividends from AGL.

WHAT IS THE BASIC AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT AGL PAYS WHEN THE INSURED PERSON DIES?

  Your specified amount of insurance. In your application to buy a Legacy Plus Policy, you will tell us how much life insurance coverage you want on the life of the insured person. We call this the "specified amount" of insurance.

  Your death benefit. The basic death benefit we will pay is reduced by any outstanding Policy loans. You also choose whether the basic death benefit we will pay is

  .Option 1--The specified amount on the date of the insured person's death

                                    - or -

  .Option 2--The specified amount plus the Policy's accumulation value on the date of death.

  Under Option 2, your death benefit will tend to be higher than under Option
1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value will tend to be higher under Option 1 than under Option 2.

  We will automatically pay an alternative basic death benefit if it is higher than the basic Option 1 or Option 2 death benefit (whichever you have selected). The alternative basic death benefit is computed by multiplying your Policy's accumulation value on the insured person's date of death by the following percentages:

 TABLE OF ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE OF POLICY
                            ACCUMULATION VALUE

                        BASED ON GUIDELINE PREMIUM

       INSURED'S                                     INSURED'S
         AGE ON                % OF                    AGE ON                    % OF
         POLICY            ACCUMULATION                POLICY                ACCUMULATION
      ANNIVERSARY*            VALUE                 ANNIVERSARY*                VALUE
      ------------         ------------             ------------             ------------
          0-40                 250                       60                      130
           41                  243                       61                      128
           42                  236                       62                      126
           43                  229                       63                      124
           44                  222                       64                      122
           45                  215                       65                      120
           46                  209                       66                      119
           47                  203                       67                      118
           48                  197                       68                      117
           49                  191                       69                      116
           50                  185                       70                      115
           51                  178                       71                      113
           52                  171                       72                      111
           53                  164                       73                      109
           54                  157                       74                      107
           55                  150                     75-90                     105
           56                  146                       91                      104
           57                  142                       92                      103
           58                  138                       93                      102
           59                  134                       94                      101
                                                         95+                     100

--------

* Nearest birthday at the beginning of the Policy year in which the insured person dies.

WHAT CHARGES WILL AGL DEDUCT FROM MY INVESTMENT IN A POLICY?

  Deductions from each premium payment. There is currently no deduction from each premium payment you make. However, We have the right at any time to assess a charge not to exceed more than 1.5% on all future premium payments for the costs associated with the issuance of the Policy and administrative services we perform.

  Daily charge. We make a daily deduction at an annual effective rate of .75% of your accumulation value that is then being invested in any of the investment options for the costs associated with the mortality and expense risks we assume under the Policy. After a Policy has been in effect for 10 years, we will reduce the rate of the charge to a maximum of .50%, and after 20 years, we will further reduce the charge to a maximum of .25%. Because the Policies were first offered in 1998, however, this decrease has not yet occurred for any outstanding Policy. The daily deduction charges, including the current charge of .75%, are the maximums we may charge; we may charge less, but we can never charge more.

  Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and
(b) the then total accumulation value under the Policy. For otherwise identical Policies, a greater amount at risk results in a higher monthly insurance charge. The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as insured persons die.

  For otherwise identical Policies, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy.

  In general, our cost of insurance rates increase with the insured person's age. Therefore, the longer you own your Policy, the higher the cost of insurance rate will be. Also our cost of insurance rates will generally be lower (except in Montana) if the insured person is a female than if a male.

  Similarly, our current cost of insurance rates are generally lower for non-smokers than smokers. Insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

  Our cost of insurance rates also are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

  Transaction Fee. We will charge a $25 transaction fee for each partial surrender you make to cover administrative services. This charge will be deducted from the investment options in the same ratio as the requested transfer.

  Charge for taxes. We can make a charge in the future for taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

  For a further discussion regarding the charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 21.

  Allocation of charges. You may choose from which of your investment options we deduct all monthly charges. If you do not have enough accumulation value in any investment option to comply with your selection, we will deduct these charges in proportion to the amount of accumulation value you then have in each investment option.

WHAT CHARGES AND EXPENSES WILL THE MUTUAL FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY POLICY?

  Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. These charges and expenses currently are as follows:

THE MUTUAL FUNDS' ANNUAL EXPENSES (1) (as a percentage of average net assets)

                                          FUND       OTHER FUND    TOTAL FUND
                                       MANAGEMENT     OPERATING     OPERATING
                                       FEES AFTER     EXPENSES      EXPENSES
                                         EXPENSE    AFTER EXPENSE AFTER EXPENSE
            NAME OF FUND              REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
            ------------              ------------- ------------- -------------
The following funds of
 BT INSURANCE FUNDS TRUST:
  Equity 500 Index...................     0.00%         0.30%         0.30%
  EAFE Equity Index..................     0.02%         0.63%         0.65%
The following fund of
 MORGAN STANLEY UNIVERSAL FUNDS,
  INC.:
  Equity Growth......................      0.0%         0.85%         0.85%
The following fund of
 AMERICAN GENERAL SERIES PORTFOLIO
  COMPANY:
  Money Market.......................     0.50%         0.07%         0.57%
The following fund of
 ROYCE CAPITAL FUND:
  Royce Total Return.................     0.00%         1.35%         1.35%
The following fund of
 AIM VARIABLE INSURANCE FUNDS, INC.:
  AIM V.I. Value.....................     0.62%         0.08%         0.70%

--------
(1) The annual expenses are estimated for the current fiscal year for the Equity 500 Index and EAFE Equity Index Funds, because neither of these Funds has financial statements covering a period of at least ten months.

  If certain voluntary expense reimbursements from the investment adviser were terminated, management fees and other expenses for the fiscal year ended in 1997 would have been as set out in the following table. Information about annual expenses excluding voluntary expense reimbursements is estimated for the Equity 500 Index and EAFE Equity Index Funds since neither of these Funds has financial statements covering a period of at least ten months.

                                                               OTHER     TOTAL
                                                     FUND      FUND      FUND
                                                  MANAGEMENT OPERATING OPERATING
                    NAME OF FUND                     FEES    EXPENSES  EXPENSES
                    ------------                  ---------- --------- ---------
   Equity 500 Index..............................   0.20%      2.58%     2.78%
   EAFE Equity Index.............................   0.45%      2.30%     2.75%
   Royce Total Return............................   1.00%      1.99%     2.99%
   Equity Growth.................................   0.55%      1.50%     2.05%

MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

  Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to have us bill you. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero. The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the deductions we periodically make from your accumulation value.

  Policy lapse and reinstatement. If your Policy's cash surrender value does fall to zero, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy will terminate without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you would have to pay certain extra amounts that we require. In the Policy form itself, you will find additional information about the values and terms of a Policy after it is reinstated.

HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

  Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

  Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. You may make transfers at any time. Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $5,000. See "Additional Rights That We Have" on page 25.

  Transaction Fee. We will charge a $25 transaction fee for each transfer you make in excess of 12 per Policy year.

  Maximum number of investment options. We can at any time limit the number of investment options you may use.

HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

  Increase in coverage. You may at any time request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage. You may not request a decrease in the specified amount of coverage under your Policy.

  We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age and risk class of the insured person at the time of the increase.

  Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa. If you change from Option 1 to 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

  Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 17 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

WHAT ADDITIONAL RIDER BENEFITS MIGHT I SELECT?

  Under the terms of your Policy, there are currently no additional rider benefits available.

HOW CAN I ACCESS MY INVESTMENT IN A POLICY?

  Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans. We call this amount your "cash surrender value".

  Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $5,000. If the Option 1 death benefit is then in effect, we will also automatically reduce your Policy's specified amount of insurance by the amount of your withdrawal and any related charges. We will not permit a partial surrender if it would cause your accumulation value to fall below $100,000 or your death benefit to fall below the minimum specified in your Policy.

  You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the withdrawal in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

  Exchange of Policy in Certain States. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

  Transaction Fee. We will charge a $25 transaction fee for each partial surrender you make. This charge will be deducted from the investment options in the same ratio as the requested transfer.

  Policy loans. You may at any time borrow from us an amount equal to your Policy's cash surrender value less $100,000, less our estimate of three months' charges and less the interest that will be payable on your loan through your next Policy anniversary; this rule is not applicable in all states. The minimum amount of each loan is $5,000.

  We remove from your investment options an amount equal to your loan and hold that amount as additional collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

  You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

  You may repay all or part (but not less than $5,000) of your loan at any time prior to the death of the Insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan will be deducted from the proceeds we pay following the insured person's death.

  Preferred loan interest rate. We will credit a higher interest rate, but not more than 4.75%, on an amount of the collateral securing Policy loans taken out after the first 10 Policy years. The maximum amount of new loans that will receive this preferred loan interest rate for any year is (a) 10% of your Policy's accumulation value (including any loan collateral we are holding for your Policy loans) at the beginning of the Policy year or (b) if less, your Policy's maximum remaining loan value at that anniversary. We intend to set the rate of interest we credit to your preferred collateral amount equal to the loan interest rate you are paying, resulting in a zero net cost of borrowing for that amount. We have full discretion to vary the preferred rate, provided that it will always be greater than the rate we are then crediting in connection with regular Policy loans, and will never be less than an effective annual rate of 4.5%. Because we first offered the Policies in 1998, we have not yet applied the preferred loan interest rate to any Policy loan amounts.

  Maturity of your Policy. If the insured person is still living on the "Maturity Date" shown on page 3 of your Policy, we will automatically pay you the cash surrender value of the Policy, and the Policy will terminate. The maturity date is the Policy anniversary nearest the insured person's 100th birthday.

CAN I CHOOSE THE FORM IN WHICH AGL PAYS OUT THE PROCEEDS FROM MY POLICY?

  Choosing a payment option. You may choose to receive the full proceeds from the Policy as a single sum. This includes proceeds that become payable upon the death of the insured person, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

  .  Option 1--Equal monthly payments for a specified period of time.

  . Option 2--Equal monthly payments of a specified amount until all amounts are paid out.

  . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

  .  Option 4--Proceeds left to accumulate with interest.

  Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

  Within 60 days after the insured person's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

  Interest rates that we credit under each option will be at least 3%.

  Change of payment option. You may change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

  Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You therefore should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN AGL VARY THE TERMS AND CONDITIONS OF THE POLICY IN PARTICULAR CASES?

  Listed below are some variations we may make in the terms of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

  Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace the other life insurance we issue with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

  Policies purchased through term life conversions. Also, we maintain rules about how to convert term insurance to a Legacy Plus Policy. This is referred to as a term conversion. Term conversions are available to owners of term life insurance we have issued. Any right to a term conversion is stated in the term life insurance policy. Again, our published rules about term conversions may be changed from time to time, but are evenly applied to all our customers.

  State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which Legacy Plus Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

  Variations in expenses or risks. AGL may vary the charges and other terms of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

  Generally, death benefits paid under a Policy are not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, and therefore not subject to income tax.

  Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply.

  For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 17.

HOW DO I COMMUNICATE WITH AGL?

  When we refer to "you," we mean the person who is duly authorized to take any contemplated action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or charges among the investment options.

  General. You should mail or express checks and money orders for premium payments and loan repayments directly to our Home Office.

  The following requests must be made in writing and signed by you: transfer of accumulation value; loan; full surrender; partial surrender; change of beneficiary or contingent beneficiary; change of allocation percentages for premium payments; loan repayments or charges; change of death benefit option or manner of death benefit payment; increase in specified insurance amount; addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds; tax withholding elections; and telephone transaction privileges. You should mail or express these requests to our Home Office at the appropriate address shown on the first page of this prospectus. You should also communicate notice of the insured person's death, and related documentation, to our Home Office.

  We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. A Service Request form covering many of these transactions is attached to the back of this prospectus. You will be asked to return your Policy when you request a full surrender. You may also obtain these forms from our Home Office or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

  Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If many people seek to make telephone requests at or about the same time, or if our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. If this occurs, you should submit a written request. Also, if, due to malfunction or other circumstances, the recording of your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-325-9315.

  The Policy is not designed for professional market timing organizations or other entities utilizing programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policies or procedures regarding telephone requests or to cease permitting telephone requests altogether.

                 ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

  To help clarify how our Policy works, we have prepared the following tables:

                                                                       PAGE TO
                                                                        SEE IN
                                                                         THIS
   TABLE                                                              PROSPECTUS
   -----                                                              ----------
   Death Benefit Option 1--Current Charges...........................     14
     Guaranteed Maximum Charges......................................     15

  The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a hypothetical Legacy Plus Policy would vary over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a 45 year-old male non-tobacco user. A single premium payment of $250,000 for an initial $1,090,988 of specified amount of coverage is assumed to be paid at issue. The illustrations assume no Policy loan has been taken. As illustrated, this Policy would be classified as a modified endowment contract (See "Tax Effects" in Additional Information for further discussion).

  Although the tables below do not include illustrations of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values.

  Separate tables are included to illustrate both current and guaranteed maximum charges. The charges assumed in the current charge tables include a daily charge at an annual effective rate of .75% for the first 10 Policy years, .50% for Policy years 11--20, and .25% thereafter and current monthly insurance charges. The guaranteed maximum charge tables assume that these charges will include a daily charge at an annual effective rate of .75% for the first 10 Policy years, .50% for Policy years 11--20, and .25% thereafter, and an additional charge of 1.5% of every premium and guaranteed maximum insurance charges. In Texas and Oregon, the guaranteed maximum daily charge is
 .35% per annum higher for certain periods of time than the daily charges assumed in the maximum charge tables below. Therefore, an identical Policy sold in those states would have values less than those illustrated if we deducted the maximum charges.

  The charges assumed by both the current and guaranteed maximum charge tables also include 0.74% for expenses of the Mutual Funds, which is the unweighted average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, as reflected on page 7 of this prospectus, plus the weighted average of all other operating expenses of each such Fund after all reimbursements, as reflected on page 8 of this prospectus.

  The second column of each table shows the effect of an amount equal to the premiums invested to earn interest, after taxes, of 5% compounded annually.

  Individual illustrations. On request, we will furnish you with a comparable illustration based on your Policy's characteristics. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

                               LEGACY PLUS

SINGLE PREMIUM $250,000.00                    INITIAL SPECIFIED $1,090,988

                                                           DEATH BENEFIT
                                                           OPTION 1

                               MALE AGE 45

                                NONSMOKER

                         ASSUMING CURRENT CHARGES

                                                                              CASH SURRENDER VALUE
                       DEATH BENEFIT ASSUMING      ACCOUNT VALUE ASSUMING     ASSUMING HYPOTHETICAL
                         HYPOTHETICAL GROSS          HYPOTHETICAL GROSS               GROSS
END OF                    ANNUAL RETURN OF            ANNUAL RETURN OF          ANNUAL RETURN OF
POLICY  ACCUMULATED ----------------------------- ------------------------- -------------------------
 YEAR   PREMIUMS(1)   0.0%      6.0%      12.0%    0.0%    6.0%     12.0%    0.0%    6.0%     12.0%
------  ----------- --------- --------- --------- ------- ------- --------- ------- ------- ---------
   1      262,500   1,090,988 1,090,988 1,090,988 244,730 259,580   274,432 244,730 259,580   274,432
   2      275,625   1,090,988 1,090,988 1,090,988 239,076 269,153   301,006 239,076 269,153   301,006
   3      289,406   1,090,988 1,090,988 1,090,988 233,654 279,338   330,579 233,654 279,338   330,579
   4      303,877   1,090,988 1,090,988 1,090,988 227,963 289,675   362,997 227,963 289,675   362,997
   5      319,070   1,090,988 1,090,988 1,090,988 222,059 300,234   398,641 222,059 300,234   398,641
   6      335,024   1,090,988 1,090,988 1,090,988 215,978 311,068   437,916 215,978 311,068   437,916
   7      351,775   1,090,988 1,090,988 1,090,988 209,742 322,217   481,252 209,742 322,217   481,252
   8      369,364   1,090,988 1,090,988 1,090,988 203,330 333,686   529,101 203,330 333,686   529,101
   9      387,832   1,090,988 1,090,988 1,090,988 196,691 345,453   581,947 196,691 345,453   581,947
  10      407,224   1,090,988 1,090,988 1,090,988 189,702 357,439   640,303 189,702 357,439   640,303
  15      519,732   1,090,988 1,090,988 1,381,903 155,590 427,456 1,031,271 155,590 427,456 1,031,271
  20      663,324   1,090,988 1,090,988 1,969,072 112,436 507,996 1,613,994 112,436 507,996 1,613,994

--------

(1) Assumes net interest of 5% compounded annually.

  THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR
FREQUENCIES.

  THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                               LEGACY PLUS

SINGLE PREMIUM $250,000                       INITIAL SPECIFIED $1,090,988

                                                           DEATH BENEFIT
                                                           OPTION 1

                               MALE AGE 45

                                NONSMOKER

                       ASSUMING GUARANTEED CHARGES

                                                                              CASH SURRENDER VALUE
                       DEATH BENEFIT ASSUMING      ACCOUNT VALUE ASSUMING     ASSUMING HYPOTHETICAL
                         HYPOTHETICAL GROSS          HYPOTHETICAL GROSS               GROSS
END OF                    ANNUAL RETURN OF            ANNUAL RETURN OF          ANNUAL RETURN OF
POLICY  ACCUMULATED ----------------------------- ------------------------- -------------------------
 YEAR   PREMIUMS(1)   0.0%      6.0%      12.0%    0.0%    6.0%     12.0%    0.0%    6.0%     12.0%
------  ----------- --------- --------- --------- ------- ------- --------- ------- ------- ---------
   1      262,500   1,090,988 1,090,988 1,090,988 238,764 253,335   267,910 238,764 253,335   267,910
   2      275,625   1,090,988 1,090,988 1,090,988 231,038 260,453   291,618 231,038 260,453   291,618
   3      289,406   1,090,988 1,090,988 1,090,988 223,044 267,584   317,593 223,044 267,584   317,593
   4      303,877   1,090,988 1,090,988 1,090,988 214,760 274,719   346,090 214,760 274,719   346,090
   5      319,070   1,090,988 1,090,988 1,090,988 206,138 281,820   377,375 206,138 281,820   377,375
   6      335,024   1,090,988 1,090,988 1,090,988 197,145 288,869   411,765 197,145 288,869   411,765
   7      351,775   1,090,988 1,090,988 1,090,988 187,694 295,795   449,582 187,694 295,795   449,582
   8      369,364   1,090,988 1,090,988 1,090,988 177,713 302,543   491,211 177,713 302,543   491,211
   9      387,832   1,090,988 1,090,988 1,090,988 167,109 309,037   537,085 167,109 309,037   537,085
  10      407,224   1,090,988 1,090,988 1,090,988 155,777 315,195   587,704 155,777 315,195   587,704
  15      519,732   1,090,988 1,090,988 1,244,718  89,456 343,481   928,894  89,456 343,481   928,894
  20      663,324          -- 1,090,988 1,749,133      -- 351,725 1,433,715      -- 351,725 1,433,715

--------

(1) Assumes net interest of 5% compounded annually.

  THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR
FREQUENCIES.

  THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                            ADDITIONAL INFORMATION

  A general overview of the Policy appears at pages 1-15. The additional information that follows gives more details, but generally does not repeat what is set forth above.

                                                                       PAGE TO
                                                                        SEE IN
                                                                         THIS
                 CONTENTS OF ADDITIONAL INFORMATION                   PROSPECTUS
                 ----------------------------------                   ----------
AGL..................................................................     16
Separate Account VL-R................................................     16
Tax Effects..........................................................     17
Voting Privileges....................................................     20
Your Beneficiary.....................................................     21
Assigning Your Policy................................................     21
More About Policy Charges............................................     21
Effective Date of Policy and Related Transactions....................     22
Distribution of the Policies.........................................     23
Payment of Policy Proceeds...........................................     24
Adjustments to Death Benefit.........................................     24
Additional Rights That We Have.......................................     25
Performance Information..............................................     25
Our Reports to Policy Owners.........................................     26
AGL's Management.....................................................     26
Legal Matters........................................................     28
Independent Auditors ................................................     28
Actuarial Expert.....................................................     28
Services Agreement...................................................     28
Certain Potential Conflicts..........................................     29
Year 2000............................................................     29

  Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of the back cover of this prospectus. That index will tell you on what page you can read more about many of the words and phrases that we use.

AGL

  We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware in 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Policies are AGL's, and American General Corporation has no legal obligation to back those commitments.

SEPARATE ACCOUNT VL-R

  We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is a "separate account," as defined by the SEC and is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. We created the separate account on May 6, 1997.

  For record keeping and financial reporting purposes, Separate Account VL-R is divided into 22 separate "divisions", 6 of which correspond to one of the 6 available investment options. The remaining 16 divisions represent investment options available under another variable life policy we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

  The assets in Separate Account VL-R are our property. Nevertheless, the assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account VL-R.

TAX EFFECTS

  This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

  General. A Legacy Plus Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended ("the Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

  . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

  . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

  The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

  Testing for modified endowment contract status. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

  Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

  If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount resulting from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

  Other effects of Policy changes. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

  Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime, as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

  After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

  On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy terminates after a grace period while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

  Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy during the insured person's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy. For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

  A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or
(iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. If your Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

  Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

  Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

  Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure by us to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

  In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

  Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under a Legacy Plus Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $625,000 (or larger amounts specified in the Code to commence in certain future years) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

  As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

  The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

  Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

  If purchased as part of a pension or profit-sharing plan, the reasonable net premium cost for such amount of insurance is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

  There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

  Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

  ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

  Our taxes. The operations of Separate Account VL-R are reported in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, no charge is currently being made to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes incurred by us that are allocable to the Policy.

  We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

  Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

  When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

  Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

  We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct with respect to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

  We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

  If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

  In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and detail the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner consistent with applicable legal requirements and interpretations as in effect from time to time.

YOUR BENEFICIARY

  You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the insured person's lifetime. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNING YOUR POLICY

  You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. Two copies of the assignment must be forwarded to us. We are not responsible for any payment we make or any action taken before we receive due and complete notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser prior to making an assignment.

MORE ABOUT POLICY CHARGES

  Purpose of our charges. The charges under the Policy are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in the aggregate, to compensate us for the risks we assume and services that we provide under the Policy. These include mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay); investment risks (such as the risk that adverse investment performance will make it more difficult for us to reduce the amount of our daily charge for revenues below what we anticipate); sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale); regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

  If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

  The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as insured persons die.

  Any excess from the charges discussed in the preceding paragraph, are primarily intended (a) to defray other expenses in connection with the Policies (such as the costs of processing applications for Policies and other unreimbursed administrative expenses, costs of paying marketing and distribution expenses for the Policies, and costs of paying death claims if the mortality experience of insured persons is worse than we expect), (b) to compensate us for the risk we assume under the Policies, or (c) otherwise to be retained by us as profit.

  Although the preceding paragraphs describe the primary purposes for which charges under the Policies have been designed, these distinctions are imprecise and subject to considerable change over the life of a Policy. We have full discretion to retain or use the revenues from any charge or charge increase for any purpose, whether or not related to the Policies.

  Change of tobacco use. If the person insured under your Policy is a tobacco user, you may apply to us for an improved risk class if the insured person meets our then applicable requirements for demonstrating that he or she has ceased tobacco use for a sufficient period.

  Gender neutral Policy. Our cost of insurance charge rates in Montana will not be greater than the comparable male rates illustrated in this prospectus.

  Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

  Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value first to the oldest increments of specified amount in order to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page 6.

  Miscellaneous. Each of the distributors or advisers of the Mutual Funds listed on page 1 of this prospectus reimburses us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These reimbursements will be reasonable in relation to the services performed and are not designed to result in a profit. These reimbursements are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or the owners. No payments have yet been made under these arrangements, because no Policies have yet been issued.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

  Valuation dates, times, and periods. We generally compute values under a Policy on each day that we are open for business except, with respect to any investment option, days on which the related Mutual Fund does not value its shares. We call each such day a "valuation date."

  We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

  Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

  Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's insurance rate class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death.

  Date of issue; Policy months and years. After we approve an application for a Policy and assign an appropriate insurance rate class, we prepare the Policy. The day we begin to deduct charges will appear on page

3 of your Policy and is called the "date of issue." Policy months and years are measured from the date of issue. In order to preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

  Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

  Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy (whether a back-dated Policy or not) in force have been satisfied, including underwriting approval and receipt in the Home Office of the necessary premium.

  Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions implemented in response to requests and elections made by you are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

  . Increases you request in the specified amount of insurance, and reinstatements of a Policy that has lapsed take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

  . We may return premium payments if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

  . If you exercise the right to return your Policy described on the first page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your AGL representative; and

  . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. This procedure will not apply to premiums remitted in connection with reinstatement requests.

DISTRIBUTION OF THE POLICIES

  American General Securities Incorporated ("AGSI") is the principal underwriter of the Policies. AGSI is a wholly-owned subsidiary of AGL, a wholly-owned subsidiary of American General Corporation ("American General"), and its principal office is 2727 Allen Parkway, Houston, Texas, 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for AGL's Separate Accounts A and D, and Separate Account E of American General Life Insurance Company of New York, which is a wholly-owned subsidiary of AGL. These separate accounts are registered investment companies.

  AGL has entered into a distribution agreement with AGSI which acts as the principal distributor of the Policies and provides certain marketing support services for which it is compensated by AGL. Pursuant to the agreement, AGL pays AGSI a distribution fee of .20% of each Policy's average annual cash value. AGSI may enter into other agreements with broker-dealers registered under the 1934 Act. AGSI has also entered into an arrangement with Independent Advantage Financial and Insurance Services, Inc., a licensed insurance agency and another indirect wholly-owned subsidiary of American General, to provide certain additional marketing support services.

PAYMENT OF POLICY PROCEEDS

  General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date of notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

  Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

  Delay of Separate Account VL-R proceeds. We may suspend the calculation and payment of the Policy's cash surrender value in the following circumstances:
(1) if there is a failure in any of the means normally employed in ascertaining the prices or values of investments, or (2) if for any reason the prices or values of investments in Separate Account VL-R cannot be reasonably ascertained; or (3) if circumstances exist as a result of which it is not reasonably practicable to realize any of Separate Account VL-R's investments or to determine fairly the net asset value of Separate Account VL-R; or (4) if the remittance of funds involved in the realization of, or in the payment for investments or payment due under this Policy cannot be carried out without undue delay and at normal rates of exchange; or (5) the SEC determines that a state of emergency exists; or (6) an order of the SEC permits a delay for the protection of policy owners.

  Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. Payments or calculations which were due to have been made and which were deferred following the suspension of the calculation of the cash surrender value will be made within thirty (30) days following the lifting of the suspension, and will be calculated based on the valuation date which immediately follows termination of the suspension.

  Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application and any application for a change in coverage. However,

  . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

  . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

ADJUSTMENTS TO DEATH BENEFIT

  Suicide. If the insured person commits suicide within two years after the date on which the Policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans and any partial surrenders. If the insured person commits suicide within two years after the effective date of an increase in specified amount that you requested, we will pay the death benefit based on the specified amount which was in effect before the increase, plus the monthly insurance deductions for the increase. Some states require that we compute differently these periods for non-contestability following a suicide.

  Wrong age or sex. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

  Death during grace period. If the insured person dies during the Policy's grace period, we will deduct any overdue monthly charges from the insurance proceeds.

ADDITIONAL RIGHTS THAT WE HAVE

  We have the right at any time to:

  . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $5,000;

  . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $5,000 for any other reason;

  . terminate the automatic rebalancing feature if your accumulation value falls below $100,000;

  . change the underlying Mutual Fund that any investment option uses;

  . add or delete investment options, combine two or more investment options, or withdraw assets relating to Legacy Plus from one investment option and put them into another;

  . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

  . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

  . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

  If there are any material changes in the underlying investments of an investment option that you are using, you will be notified as required by law. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

PERFORMANCE INFORMATION

  From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

  We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

  We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

  Performance information for any division reflects the performance of a hypothetical Policy and are not illustrative of how actual investment performance would affect the benefits under your Policy. Therefore, you should not consider such performance information to be an estimate or guarantee of future performance.

OUR REPORTS TO POLICY OWNERS

  Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. Notices will be sent to you to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should therefore give us prompt written notice of any address change.

AGL'S MANAGEMENT

  The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

            NAME                BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
-------------------------------------------------------------------------------
  James S. D'Agostino, Jr. Director and Vice Chairman of American General Life
                           Insurance Company since May 1997. Director and
                           President American General Corporation since 1996
                           and Senior Vice President (February 1993--August
                           1993). Officer positions with other American General
                           Companies since July 1986.
-------------------------------------------------------------------------------
  Jon P. Newton            Director and Vice Chairman of American General Life
                           Insurance Company since February 1996. Director of
                           American General Corporation since October 1995 and
                           Vice Chairman since April 1997; Vice Chairman and
                           General Counsel (October 1995--April 1997). Director
                           of other American General affiliates since October
                           1994. Prior thereto, Partner with Clark, Thomas,
                           Winter & Newton,Austin, Texas (February 1979--
                           February 1993). Directorships with Houston Museum of
                           Natural Science Board of Trustees since 1997;
                           University of Texas Law School Foundation Board of
                           Trustees, Austin, Texas since 1997; University of
                           Texas-Houston Health Science Center Development
                           Board, Houston, Texas since 1996; Texas Commerce
                           Bancshares, Houston, Texas (1985--1993); Texas
                           Commerce Bank, Austin, Texas (1979-1993); Lomas
                           Financial Corporation, Dallas, Texas (1983-1993);
                           Vista Properties, Inc., Dallas, Texas (1992-1993).
-------------------------------------------------------------------------------
  Rodney O. Martin, Jr.    Chairman of the Board of American General Life
                           Insurance Company since July, 1998 and a Director
                           since August 1996. President and CEO (August 1996--
                           July 1998). President of American General Life
                           Insurance Company of New York (November 1995- August
                           1996). Vice President Agencies, with Connecticut
                           Mutual Life Insurance Company (1990-1995).
-------------------------------------------------------------------------------
  Ronald H. Ridlehuber     President, Chief Executive Officer and a Director of
                           American General Life Insurance Company since July,
                           1998. Senior Vice President and Chief Marketing
                           Officer of Jefferson-Pilot Life Insurance Company in
                           Greensboro, North Carolina (1993--1998). Prior to
                           1993 held various positions with Southland Life
                           Insurance Company in Dallas, Texas and Atlanta,
                           Georgia including Vice President, Sales.
-------------------------------------------------------------------------------
  David A. Fravel          Director and Senior Vice President of American
                           General Life Insurance Company since November 1996.
                           Elected Executive Vice President in April, 1998.
                           Senior Vice President Massachusetts Mutual,
                           Springfield, Missouri (March 1996-June 1996); Vice
                           President, New Business, Connecticut Mutual Life,
                           Hartford, Connecticut (December 1978--March 1996).
-------------------------------------------------------------------------------
  Robert F. Herbert, Jr.   Director, Senior Vice President and Chief Financial
                           Officer of American General Life Insurance Company
                           since May 1996, and Controller and Actuary from June
                           1988 to May 1996.

          NAME                 BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
-------------------------------------------------------------------------------
  Royce G. Imhoff, II   Director, Senior Vice President and Chief Marketing
                        Officer for American General Life Insurance Company
                        since November 1997, Vice President (August 1996--
                        August 1997), and Regional Director (1992-1996).
-------------------------------------------------------------------------------
  John V. LaGrasse      Director, Senior Vice President and Chief Systems
                        Officer of American General Life Insurance Company
                        since August 1996. Elected Executive Vice President in
                        July, 1998. Prior thereto, Director Citicorp Insurance
                        Services, Inc., Dover, Delaware (1986-1996).
-------------------------------------------------------------------------------
  Gary D. Reddick       Executive Vice President of American General Life
                        Insurance Company since April 1998. Vice Chairman since
                        July 1997 and Executive Vice President--Administration
                        of The Franklin Life Insurance Company since February
                        1995. Senior Vice President--Administration of American
                        General Corporation (October 1994--February 1995).
                        Senior Vice President for American General Life
                        Insurance Company (September
                        1986--October 1994).
-------------------------------------------------------------------------------
  Philip K. Polkinghorn Director of American General Life Insurance Company
                        since February 1997. Senior Vice President--Product
                        Development Center since April, 1998. Senior Vice
                        President and Chief Marketing Officer (December 1996--
                        September 1997). Prior thereto, Chief Financial
                        Officer, Connecticut Mutual Life Insurance Company
                        (March 1995--March 1996); Senior Vice President First
                        Colony Life Insurance Company, Lynchburg, Virginia
                        (March 1996--December 1996), and Chief Marketing
                        Officer, Allmerica Financial, Worcester, MA (March
                        1993--April 1994).
-------------------------------------------------------------------------------
  Wayne A. Barnard      Senior Vice President and Chief Actuary of American
                        General Life Insurance Company since November 1997 and
                        Vice President since February, 1991 and Chief Actuary
                        since February, 1993.
-------------------------------------------------------------------------------
  F. Paul Kovach, Jr.   Senior Vice President--Broker Dealers and FIMG for
                        American General Life Insurance Company since August
                        1997. Since October 1994, President and Director of
                        American General Securities Incorporated. Vice
                        President of Chubb Securities Corporation, Concord, New
                        Hampshire, (February 1990--October 1994).
-------------------------------------------------------------------------------
  Simon J. Leech        In July 1997 named as Senior Vice President--Houston
                        Service Center for American General Life Insurance
                        Company. Various positions with American General Life
                        Company since 1981, including Director of POS in 1993,
                        and Vice President--Policy Administration in 1995.
-------------------------------------------------------------------------------
  Brian D. Murphy       In April 1998 named as Senior Vice President--Insurance
                        Operations of American General Life Insurance Company.
                        Vice President--Sales, Phoenix Home Life, Hartford, CT
                        (January 1997--April 1998). Vice President of
                        Underwriting and Issue, Phoenix Home Life (July
                        1994--January 1997). Various positions with Mutual of
                        New York, Syracuse, NY, including Agent, Agency
                        Manager, Marketing Life and Disability Income
                        Underwriting Management, (1978--July 1994).

         NAME                BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
-------------------------------------------------------------------------------
  Robert A. Slepicka In September, 1997 named as President of the Corporate
                     Markets Group of American General Life Insurance Company.
                     Senior Vice President--American General Life Insurance
                     Company, American General Life Insurance Company of New
                     York, and the United States Life Insurance Company, New
                     York. President--American General Life Insurance Company
                     of New York (December 1996). President--United States Life
                     Insurance Company, New York (June 1997). Senior Vice
                     President of New York Life Insurance Company, New York, NY
                     (1987--October 1996).
-------------------------------------------------------------------------------
  Don M. Ward        In February 1998 named as Senior Vice President--Variable
                     Products-Marketing of American General Life Insurance
                     Company. Vice President of Pacific Life Insurance Company,
                     Newport Beach, CA (1991--February 1998).
-------------------------------------------------------------------------------
  Larry M. Robinson  In April 1998 named as Vice President--Variable Products-
                     Marketing of American General Life Insurance Company. From
                     July 1996 Vice President of American General Life
                     Insurance Company. Vice President of Business Development
                     of Allmerica Financial, Worcester, MA (1994--1996). Vice
                     President of Life Marketing at Nationwide Insurance
                     Enterprise, Columbus, Ohio (1991--1994).

  The principal business address of each person listed above is our Home Office; except that the street number for Messrs. D'Agostino and Newton, is 2929 Allen Parkway.

LEGAL MATTERS

  We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Associate General Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policies. Mayer, Brown & Platt has advised AGL about certain federal securities and tax law matters in connection with the Policies.

INDEPENDENT AUDITORS

  The financial statements of AGL and the June 30, 1998 financial statements of Separate Account VL-R included in this prospectus have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports appearing elsewhere herein. Such financial statements have been included in this prospectus in reliance upon the reports of Ernst & Young, LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young, LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

ACTUARIAL EXPERT

  Actuarial matters in this prospectus have been examined by Wayne A. Barnard, who is Senior Vice President and Chief Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

SERVICES AGREEMENT

  American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to AGL, including most of the administration, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Legacy Plus Policies.

CERTAIN POTENTIAL CONFLICTS

  The Mutual Funds sell shares to separate accounts of insurance companies, both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of this process. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

YEAR 2000

  AGL and its affiliates are in the process of modifying its computer systems to be Year 2000 compliant. During 1997, AGL and its affiliates incurred and expensed $15 million (pretax) related to this project. AGL and its affiliates estimate that it will incur future costs in excess of $45 million (pretax) for additional internal staff, third-party vendors, and other expenses to render its systems Year 2000 compliant.

  AGL and its affiliates expect to substantially complete this project during 1998. However, risks and uncertainties exist in most significant systems development projects. If conversion of AGL and its affiliates' systems is not completed on a timely basis, due to non-performance by third-party vendors or other unforeseen circumstances, the Year 2000 issue could have a material adverse impact on the operations of AGL and its affiliates.

                           FINANCIAL STATEMENTS

  The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under the Legacy Plus Policies. They should not be considered as bearing upon the investment experience of Separate Account VL-R. Interim financial statements of Separate Account VL-R are included because Separate Account VL-R commenced operations in 1998.

                                                                       PAGE TO
                                                                        SEE IN
                                                                         THIS
           FINANCIAL STATEMENTS OF SEPARATE ACCOUNT VL-R              PROSPECTUS
           ---------------------------------------------              ----------
Report of Ernst & Young, LLP, Independent Auditors..................      31
Statement of Net Assets as of June 30, 1998.........................      32
Statement of Operations for the six months ended June 30, 1998......      32
Statement of Changes in Net Assets for the six months ended June 30,
 1998...............................................................      33
Notes to Financial Statements.......................................      34
                                                                       PAGE TO
                                                                        SEE IN
CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN GENERAL LIFE INSURANCE     THIS
                              COMPANY                                 PROSPECTUS
--------------------------------------------------------------------  ----------
Unaudited Consolidated Balance Sheet as of June 30, 1998............      39
Unaudited Consolidated Income Statement for the six months ended
 June 30, 1998......................................................      40
Report of Ernst & Young, LLP, Independent Auditors..................      41
Consolidated Balance Sheets as of December 31, 1997 and 1996........      42
Consolidated Income Statements for the years ended December 31,
 1997, 1996 and 1995................................................      43
Consolidated Statements of Shareholders' Equity for the years ended
 December 31, 1997, 1996 and 1995...................................      44
Consolidated Statements of Cash Flows for the years ended December
 31, 1997, 1996 and 1995............................................      45
Notes to Consolidated Financial Statements..........................      46

                  [Letterhead of Ernst & Young appears here]

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
American General Life Insurance Company
 and
Policy Owners
American General Life Insurance Company Separate Account VL-R

  We have audited the accompanying statement of net assets of American General Life Insurance Company (the "Company") Separate Account VL-R as of June 30, 1998, and the related statements of operations and changes in net assets for the six-month period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1998, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American General Life Insurance Company Separate Account VL-R at June 30, 1998, the results of its operations and the changes in its net assets for the six-month period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                             /s/ Ernst & Young LLP

August 12, 1998
Houston, Texas

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VL-R

                            STATEMENT OF NET ASSETS

                                 JUNE 30, 1998

ASSETS:
  Investment securities--at market (cost $783,853)................... $ 810,934
  Due from American General Life Insurance Company...................       423
                                                                      ---------
    Net Assets for Variable Life Insurance Policies.................. $ 811,357
                                                                      =========

                            STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 1998

INVESTMENT INCOME:
  Dividends from mutual funds.......................................... $ 1,727
EXPENSES:
  Expense and mortality fee............................................     397
                                                                        -------
    Net Investment Income..............................................   1,330
                                                                        -------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
  Net realized gain on investments.....................................       0
  Net unrealized gain on investments...................................  27,081
                                                                        -------
    Net Realized and Unrealized Gain on Investments....................  27,081
                                                                        -------
    Increase in Net Assets Resulting from Operations................... $28,411
                                                                        =======



                            See accompanying notes.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VL-R

                       STATEMENT OF CHANGES IN NET ASSETS

                         SIX MONTHS ENDED JUNE 30, 1998

OPERATIONS:
  Net investment income............................................... $  1,330
  Net realized gain on investments....................................        0
  Net unrealized gain on investments..................................   27,081
                                                                       --------
    Increase in net assets resulting from operations..................   28,411
                                                                       --------
PRINCIPAL TRANSACTIONS:
  Premiums, net of premium taxes......................................  875,369
  Cost of insurance and administrative expenses.......................  (92,423)
  Payments to contract owners:
    Terminations and withdrawals......................................        0
                                                                       --------
  Increase in net assets resulting from principal transactions........  782,946
                                                                       --------
  Total Increase in Net Assets........................................  811,357
NET ASSETS:
  Beginning of period.................................................        0
                                                                       --------
  End of period....................................................... $811,357
                                                                       ========


                            See accompanying notes.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                             SEPARATE ACCOUNT VL-R

NOTE A--ORGANIZATION

  American General Life Insurance Company Separate Account VL-R (the "Separate Account") was established by resolution of the Board of Directors of American General Life Insurance Company (the "Company") on May 6, 1997. The Separate Account is registered under the Investment Company Act of 1940 as a unit investment trust and consists of seventeen investment divisions at June 30, 1998.

  The Separate Account Divisions (the "Divisions") which received their first deposits in May 1998, are currently available through Platinum Investor I and Platinum Investor II Variable Life Insurance Policies offered by the Company.

  These Divisions, funded by series of independently managed mutual fund portfolios ("Funds") are as follows:

AIM VARIABLE INSURANCE FUNDS, INC.:       MORGAN STANLEY UNIVERSAL FUNDS,
 V.I. International Equity Fund           INC.:
 V.I. Value Fund                           Equity Growth Portfolio
                                           High Yield Portfolio


AMERICAN GENERAL SERIES PORTFOLIO
COMPANY:                                  PUTNAM VARIABLE TRUST:
 International Equities Fund               Putnam VT Diversified Income Fund
 MidCap Index Fund                         Putnam VT Growth and Income Fund
 Money Market Fund                         Putnam VT International Growth and
 Stock Index Fund                          Income Fund


DREYFUS VARIABLE INVESTMENT FUND:         SAFECO RESOURCE SERIES TRUST:
 Quality Bond Portfolio                    Equity Portfolio
 Small Cap Portfolio                       Growth Portfolio


MFS VARIABLE INSURANCE TRUST:             VAN KAMPEN LIFE INVESTMENT TRUST:
 MFS Emerging Growth Series                Strategic Stock Portfolio

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

  The accompanying financial statements of the Separate Account Divisions have been prepared on the basis of generally accepted accounting principles ("GAAP"). The accounting principles followed by the Divisions and the methods of applying those principles are presented below or in the footnotes which follow.

  SECURITY VALUATION--The investments in shares of the Funds listed above are valued at the closing net asset value (market) per share as determined by the Funds on the day of measurement.

  SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME--Security transactions are accounted for on the date the order to buy or sell is executed ("trade date"). Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt. Realized gains and losses from security transactions are determined on the basis of identified cost.

 Charges and Expenses

  Deductions from premium payments. Certain jurisdictions require that deductions be made from premium payment for taxes. The amount of such deduction currently ranges from .75% to 3.5%. Prior to allocation to the Separate Account, an additional 2.5% is deducted from each after-tax premium payment.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VL-R

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  Separate Account charges. Currently, daily charges at an annual effective rate of .75% on the average daily net asset value of the Divisions are paid to the Company. These charges are made in return for the Company's assumption of mortality and expense risks associated with the policies issued.

  For all policies, a reduction in the current daily charge by .25% will occur after year 10, and a further reduction of .25% will occur after year 20. Because the policies were first offered in 1998, this decrease has not yet occurred for any outstanding policy.

  Other charges. Other charges paid to the Company include: deductions for monthly administrative charges, the cost of insurance, additional benefit riders and withdrawal charges.

  The monthly administrative charge deduction is $6 for each policy in force. An additional monthly expense deduction for Platinum Investor II policies is charged during the first two policy years. The amount of this charge varies from $0.0999 per $1,000 of specified amount to $1.88 per $1,000 of specified amount, depending upon the age and other characteristics of the insured person.

  Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person, are among the variables included in the calculation for the cost of insurance deduction.

  Surrender charges are deducted for the Platinum Investor I policies if the policy is surrendered during the first 10 years. Beginning in the fourth year, the amount of the surrender charge decreases by a constant amount each year. In addition, a $25 transaction fee per policy is charged for each partial surrender made. No surrender charges or transaction fees were collected for the six months ended June 30, 1998.

NOTE C--FEDERAL INCOME TAXES

  The Company is taxed as a life insurance company under the Internal Revenue Code and includes the operations of the Separate Account in determining its federal income tax liability. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Separate Account are not taxable. Therefore, no federal income tax provision has been made.

NOTE D--YEAR 2000 CONTINGENCY (UNAUDITED)

  Management has engaged in a program to render the Company's computer systems (hardware and mainframe and personal applications software) Year 2000 compliant. The Company will incur internal staff costs as well as third-party vendor and other expenses to prepare the systems for Year 2000. The cost of testing and conversion of systems applications has not had, and is not expected to have, a material adverse effect on the Company's results of operations or financial condition. However, risks and uncertainties exist in most significant systems development projects. If conversion of the Company's systems is not completed on a timely basis, due to nonperformance by third-party vendors or other unforeseen circumstances, the Year 2000 problem could have a material adverse impact on the operations of the Company.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VL-R

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


NOTE E--INVESTMENTS

  Fund shares are purchased at net asset value with net policy transactions (net premium payments less surrenders and amounts payable to the Company for administrative, insurance and surrender charges) and reinvestment of distributions made by the Funds. The following is a summary of shares of the Funds owned as of June 30, 1998.

                                      NET   VALUE OF                UNREALIZED
                                     ASSET  SHARES AT   COST OF    APPRECIATION
          FUND              SHARES   VALUE   MARKET   SHARES HELD (DEPRECIATION)
          ----            ---------- ------ --------- ----------- --------------
AIM VARIABLE INSURANCE
 FUNDS, INC.:
 V.I. International
  Equity Fund...........       0.000 $20.35 $      0   $      0      $     0
 V.I. Value Fund........   7,457.465  24.67  183,976    175,821        8,155
                                            --------   --------      -------
                                             183,976    175,821        8,155
AMERICAN GENERAL SERIES
 PORTFOLIO COMPANY:
 International Equities
  Fund..................       0.000  12.06        0          0            0
 MidCap Index Fund......     336.929  25.42    8,565      8,299          266
 Money Market Fund......  34,573.370   1.00   34,573     34,573            0
 Stock Index Fund.......     249.188  34.70    8,647      8,301          346
                                            --------   --------      -------
                                              51,785     51,173          612
DREYFUS VARIABLE
 INVESTMENT FUND:
 Quality Bond Portfolio.       0.000  11.91        0          0            0
 Small Cap Portfolio....   3,020.532  60.54  182,863    175,820        7,043
                                            --------   --------      -------
                                             182,863    175,820        7,043
MFS VARIABLE INSURANCE
 TRUST:
 MFS Emerging Growth
  Series................       0.000  19.45        0          0            0
MORGAN STANLEY UNIVERSAL
 FUNDS, INC.:
 Equity Growth
  Portfolio.............  12,334.756  14.74  181,814    175,820        5,994
 High Yield Portfolio...       0.000  11.01        0          0            0
                                            --------   --------      -------
                                             181,814    175,820        5,994
PUTNAM VARIABLE TRUST:
 VT Diversified Income
  Fund..................   1,338.756  10.94   14,646     14,700          (54)
 VT Growth and Income
  Fund..................     213.114  27.40    5,839      5,880          (41)
 VT International Growth
  and Income Fund.......     324.971  13.28    4,316      4,410          (94)
                                            --------   --------      -------
                                              24,801     24,990         (189)
SAFECO RESOURCE SERIES
 TRUST:
 Equity Portfolio.......   2,085.662  28.77   60,004     58,607        1,397
 Growth Portfolio.......   4,577.229  27.46  125,691    121,622        4,069
                                            --------   --------      -------
                                             185,695    180,229        5,466
VAN KAMPEN LIFE
 INVESTMENT TRUST:
 Strategic Stock
  Portfolio.............       0.000  11.25        0          0            0
                                            --------   --------      -------
 Total..................                    $810,934   $783,853      $27,081
                                            ========   ========      =======

  The aggregate cost of purchases and proceeds from sales of investments for the period ended June 30, 1998 were $1,519,295 and $735,442, respectively. The cost of total investments owned at June 30, 1998 was the same for both financial reporting and federal income tax purposes.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VL-R

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE F--SUMMARY OF CHANGES IN UNITS

 Summary of Changes in Units for the Period Ended June 30, 1998

                             AIM V.I.         AIM V.I.          AGSPC          AGSPC          AGSPC
                          INTERNATIONAL        VALUE        INTERNATIONAL  MIDCAP INDEX    MONEY MARKET
                           EQUITY FUND          FUND        EQUITIES FUND      FUND            FUND
                          -------------- ------------------ ------------- --------------- --------------
Outstanding at beginning
 of period..............         0.000            0.000           0.000         0.000            0.000
Purchase payments.......         0.000            0.000           0.000         0.000       85,258.281
Transfers between funds.         0.000       17,623.827           0.000       829.319      (74,712.995)
COI and administration
 charges................         0.000            0.000           0.000         0.000       (7,046.489)
Surrenders..............         0.000            0.000           0.000         0.000            0.000
                            ----------       ----------      ----------       -------      -----------
Outstanding at end of
 period.................         0.000       17,623.827           0.000       829.319        3,498.797
                            ==========       ==========      ==========       =======      ===========
                              AGSPC           DREYFUS          DREYFUS          MFS       MORGAN STANLEY
                           STOCK INDEX      QUALITY BOND      SMALL CAP   EMERGING GROWTH EQUITY GROWTH
                               FUND          PORTFOLIO        PORTFOLIO       SERIES        PORTFOLIO
                          -------------- ------------------ ------------- --------------- --------------
Outstanding at beginning
 of period..............         0.000            0.000           0.000         0.000            0.000
Purchase payments.......         0.000            0.000           0.000         0.000            0.000
Transfers between funds.       829.319            0.000      17,711.214         0.000       17,640.530
COI and administration
 charges................         0.000            0.000           0.000         0.000            0.000
Surrenders..............         0.000            0.000           0.000         0.000            0.000
                            ----------       ----------      ----------       -------      -----------
Outstanding at end of
 period.................       829.319            0.000      17,711.214         0.000       17,640.530
                            ==========       ==========      ==========       =======      ===========
                          MORGAN STANLEY     PUTNAM VT        PUTNAM VT      PUTNAM VT        SAFECO
                            HIGH YIELD   DIVERSIFIED INCOME  GROWTH AND   INTL GROWTH AND     EQUITY
                            PORTFOLIO          FUND          INCOME FUND    INCOME FUND     PORTFOLIO
                          -------------- ------------------ ------------- --------------- --------------
Outstanding at beginning
 of period..............         0.000            0.000           0.000         0.000            0.000
Purchase payments.......         0.000            0.000           0.000         0.000            0.000
Transfers between funds.         0.000        1,469.984         587.994       440.995        5,861.072
COI and administration
 charges................         0.000            0.000           0.000         0.000            0.000
Surrenders..............         0.000            0.000           0.000         0.000            0.000
                            ----------       ----------      ----------       -------      -----------
Outstanding at end of
 period.................         0.000        1,469.984         587.994       440.995        5,861.072
                            ==========       ==========      ==========       =======      ===========
                              SAFECO       VAN KAMPEN LIT
                              GROWTH      STRATEGIC STOCK
                            PORTFOLIO        PORTFOLIO
                          -------------- ------------------
Outstanding at beginning
 of period..............         0.000            0.000
Purchase payments.......         0.000            0.000
Transfers between funds.    12,636.546            0.000
COI and administration
 charges................         0.000            0.000
Surrenders..............         0.000            0.000
                            ----------       ----------
Outstanding at end of
 period.................    12,636.546            0.000
                            ==========       ==========

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VL-R

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE G--NET ASSETS REPRESENTED BY:

                                                         JUNE 30, 1998
                                                 ------------------------------
                                                   UNITS    UNIT VALUE  AMOUNT
                                                 ---------- ---------- --------
UNITS OUTSTANDING:
AIM VARIABLE INSURANCE FUNDS, INC.:
  AIM V.I. International Equity Fund............      0.000 $10.000000 $      0
  AIM V.I. Value Fund........................... 17,623.827  10.437299  183,945
                                                                       --------
                                                                        183,945
                                                                       --------
AMERICAN GENERAL SERIES PORTFOLIO COMPANY:
  International Equities Fund...................      0.000  10.000000        0
  MidCap Index Fund.............................    829.319  10.324636    8,562
  Money Market Fund.............................  3,498.797  10.041460   35,133
  Stock Index Fund..............................    829.319  10.423558    8,644
                                                                       --------
                                                                         52,339
                                                                       --------
DREYFUS VARIABLE INVESTMENT FUND:
  Quality Bond Portfolio........................      0.000  10.000000        0
  Small Cap Portfolio........................... 17,711.214  10.322999  182,833
                                                                       --------
                                                                        182,833
                                                                       --------
MFS VARIABLE INSURANCE TRUST:
  MFS Emerging Growth Series....................      0.000  10.000000        0
                                                                       --------
MORGAN STANLEY UNIVERSAL FUNDS, INC.:
  Equity Growth Portfolio....................... 17,640.530  10.304911  181,784
  High Yield Portfolio..........................      0.000  10.000000        0
                                                                       --------
                                                                        181,784
                                                                       --------
PUTNAM VARIABLE TRUST:
  Putnam VT Diversified Income Fund.............  1,469.984   9.959193   14,640
  Putnam VT Growth and Income Fund..............    587.994   9.926772    5,837
  Putnam VT International Growth and Income
   Fund.........................................    440.995   9.781966    4,314
                                                                       --------
                                                                         24,791
                                                                       --------
SAFECO RESOURCE SERIES TRUST:
  Equity Growth.................................  5,861.072  10.236099   59,995
  Growth Portfolio.............................. 12,636.546   9.944948  125,670
                                                                       --------
                                                                        185,665
                                                                       --------
VAN KAMPEN LIFE INVESTMENT TRUST:
  Strategic Stock Portfolio.....................      0.000  10.000000        0
                                                                       --------
Value of Units Outstanding at June 30, 1998.....                       $811,357
                                                                       ========

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                   UNAUDITED CONSOLIDATED BALANCE SHEET

                             ASSETS                              JUNE 30, 1998
                             ------                              --------------
                                                                 (IN THOUSANDS)
Investments:
  Fixed maturity securities, at fair value (amortized cost
   $27,328,947).................................................  $28,716,667
  Equity securities, at fair value (cost $13,008)...............       14,696
  Mortgage loans on real estate.................................    1,664,063
  Policy loans..................................................    1,131,687
  Investment real estate........................................      130,010
  Other long-term investments...................................       50,310
  Short-term investments........................................      150,629
                                                                  -----------
Total investments...............................................   31,858,062
Cash............................................................       27,298
Investment in Parent Company (cost $8,597)......................       49,804
Indebtedness from affiliates....................................       77,401
Accrued investment income.......................................      454,769
Accounts receivable.............................................      255,963
Deferred policy acquisition costs...............................    1,072,776
Property and equipment..........................................       34,667
Other assets....................................................      157,239
Assets held in separate accounts................................   13,898,985
                                                                  -----------
Total assets....................................................  $47,886,964
                                                                  ===========
              LIABILITIES AND SHAREHOLDERS' EQUITY
              ------------------------------------
Liabilities:
  Future policy benefits........................................  $28,844,322
  Other policy claims and benefits payable......................       69,246
  Other policyholders' funds....................................      401,343
  Federal income taxes..........................................      670,979
  Indebtedness to affiliates....................................        3,740
  Other liabilities.............................................      629,312
  Liabilities related to separate accounts......................   13,898,985
                                                                  -----------
Total liabilities...............................................   44,517,927
Shareholders' equity:
  Common stock, $10 par value, 600,000 shares authorized,
   issued, and outstanding......................................        6,000
  Preferred stock, $100 par value, 8,500 shares authorized,
   issued, and outstanding......................................          850
  Additional paid-in capital....................................    1,242,106
  Net unrealized investment gains...............................      638,178
  Retained earnings.............................................    1,481,903
                                                                  -----------
Total shareholders' equity......................................    3,369,037
                                                                  -----------
Total liabilities and shareholders' equity......................  $47,886,964
                                                                  ===========

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                  UNAUDITED CONSOLIDATED INCOME STATEMENT

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                                       1998
                                                                  --------------
                                                                  (IN THOUSANDS)
Revenues:
  Premiums and other considerations..............................   $  234,825
  Net investment income..........................................    1,149,155
  Net realized investment gains (losses).........................        5,072
  Other..........................................................       34,982
                                                                    ----------
Total revenues...................................................    1,424,034
Benefits and expenses:
  Benefits.......................................................      889,007
  Operating costs and expenses...................................      211,749
  Interest expense...............................................            5
                                                                    ----------
Total benefits and expenses......................................    1,100,761
                                                                    ----------
Income before income tax expense.................................      323,273
Income tax expense...............................................      108,785
                                                                    ----------
Net income.......................................................   $  214,488
                                                                    ==========

                       [Letterhead of Ernst & Young LLP]

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
American General Life Insurance Company

  We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly owned subsidiary of American General Corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                          /s/ Ernst & Young LLP

February 23, 1998

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                        -----------------------
                        ASSETS                             1997        1996
                        ------                          ----------- -----------
                                                            (IN THOUSANDS)
Investments:
  Fixed maturity securities, at fair value (amortized
   cost $26,131,207 in 1997 and $24,762,134 in 1996)... $27,386,715 $25,395,381
  Equity securities, at fair value (cost $19,208 in
   1997 and $17,642 in 1996)...........................      20,555      21,114
  Mortgage loans on real estate........................   1,659,921   1,707,843
  Policy loans.........................................   1,093,694   1,006,137
  Investment real estate...............................     129,364     145,442
  Other long-term investments..........................      55,118      43,344
  Short-term investments...............................     100,061      94,882
                                                        ----------- -----------
Total investments......................................  30,445,987  28,413,584
Cash...................................................      99,284      33,550
Investment in Parent Company (cost $8,597 in 1997 and
 1996).................................................      37,823      28,597
Indebtedness from affiliates...........................      96,519      86,488
Accrued investment income..............................     433,111     392,058
Accounts receivable....................................     208,209     170,457
Deferred policy acquisition costs......................     835,031   1,042,783
Property and equipment.................................      33,827      35,414
Other assets...........................................     132,659     134,289
Assets held in separate accounts.......................  11,242,270   7,727,189
                                                        ----------- -----------
Total assets........................................... $43,564,720 $38,064,409
                                                        =========== ===========
         LIABILITIES AND SHAREHOLDERS' EQUITY
         ------------------------------------
Liabilities:
  Future policy benefits............................... $27,849,893 $26,558,538
  Other policy claims and benefits payable.............      42,677      41,679
  Other policyholders' funds...........................     398,314     376,675
  Federal income taxes.................................     543,379     402,361
  Indebtedness to affiliates...........................       4,712       3,376
  Other liabilities....................................     421,861     325,630
  Liabilities related to separate accounts.............  11,242,270   7,727,189
                                                        ----------- -----------
    Total liabilities..................................  40,503,106  35,435,448
Shareholders' equity:
  Common stock, $10 par value, 600,000 shares
   authorized, issued, and outstanding.................       6,000       6,000
  Preferred stock, $100 par value, 8,500 shares
   authorized, issued, and outstanding.................         850         850
  Additional paid-in capital...........................   1,184,743     933,342
  Net unrealized investment gains......................     427,526     219,151
  Retained earnings....................................   1,442,495   1,469,618
                                                        ----------- -----------
Total shareholders' equity.............................   3,061,614   2,628,961
Total liabilities and shareholders' equity............. $43,564,720 $38,064,409
                                                        =========== ===========

                            See accompanying notes.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                         CONSOLIDATED INCOME STATEMENTS

                                                    YEAR ENDED DECEMBER 31
                                               --------------------------------
                                                  1997       1996       1995
                                               ---------- ---------- ----------
                                                        (IN THOUSANDS)
Revenues:
  Premiums and other considerations........... $  428,721 $  382,923 $  342,420
  Net investment income.......................  2,198,623  2,095,072  2,011,088
  Net realized investment gains (losses)......     29,865     28,502     (1,942)
  Other.......................................     53,370     41,968     27,172
                                               ---------- ---------- ----------
    Total revenues............................  2,710,579  2,548,465  2,378,738
Benefits and expenses:
  Benefits....................................  1,757,504  1,689,011  1,641,206
  Operating costs and expenses................    379,012    347,369    309,110
  Interest expense............................        782        830      2,180
                                               ---------- ---------- ----------
Total benefits and expenses...................  2,137,298  2,037,210  1,952,496
                                               ---------- ---------- ----------
Income before income tax expense..............    573,281    511,255    426,242
Income tax expense............................    198,724    176,660    143,947
                                               ---------- ---------- ----------
Net income.................................... $  374,557 $  334,595 $  282,295
                                               ========== ========== ==========



                            See accompanying notes.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                YEAR ENDED DECEMBER 31
                           ----------------------------------
                              1997        1996        1995
                           ----------  ----------  ----------
                                    (IN THOUSANDS)
Common stock:
  Balance at beginning of
   year................... $    6,000  $    6,000  $    6,000
  Change during year......         --          --          --
                           ----------  ----------  ----------
Balance at end of year....      6,000       6,000       6,000
Preferred stock:
  Balance at beginning of
   year...................        850         850          --
  Change during year......         --          --         850
                           ----------  ----------  ----------
Balance at end of year....        850         850         850
Additional paid-in
 capital:
  Balance at beginning of
   year...................    933,342     858,075     850,358
  Capital contribution
   from Parent Company....    250,000      75,000          --
  Other changes during
   year...................      1,401         267       7,717
                           ----------  ----------  ----------
Balance at end of year....  1,184,743     933,342     858,075
Net unrealized investment
 gains (losses):
  Balance at beginning of
   year...................    219,151     493,594    (730,900)
  Change during year......    208,375    (274,443)  1,224,494
                           ----------  ----------  ----------
Balance at end of year....    427,526     219,151     493,594
Retained earnings:
  Balance at beginning of
   year...................  1,469,618   1,324,703   1,249,109
  Net income..............    374,557     334,595     282,295
  Dividends paid..........   (401,680)   (189,680)   (206,701)
                           ----------  ----------  ----------
Balance at end of year....  1,442,495   1,469,618   1,324,703
                           ----------  ----------  ----------
Total shareholders'
 equity................... $3,061,614  $2,628,961  $2,683,222
                           ==========  ==========  ==========


                            See accompanying notes.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                YEAR ENDED DECEMBER 31
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
                                                    (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..............................  $   374,557  $   334,595  $   282,295
Adjustments to reconcile net income to
 net cash (used in) provided by
 operating activities:
  Change in accounts receivable.........      (37,752)       3,846      (18,654)
  Change in future policy benefits and
   other policy claims..................   (1,143,736)    (543,193)     (70,383)
  Amortization of policy acquisition
   costs................................      115,467      102,189       68,295
  Policy acquisition costs deferred.....     (219,339)    (188,001)    (203,607)
  Change in other policyholders' funds..       21,639      (69,126)      63,174
  Provision for deferred income tax
   expense..............................       13,264       12,388       (9,773)
  Depreciation..........................       16,893       16,993       18,119
  Amortization..........................      (28,276)     (30,758)     (35,825)
  Change in indebtedness to/from
   affiliates...........................       (8,695)       4,432        7,596
  Change in amounts payable to brokers..       31,769      (25,260)      30,964
  Net (gain) loss on sale of
   investments..........................      (29,865)     (28,502)       1,942
  Other, net............................       30,409       32,111       46,863
                                          -----------  -----------  -----------
    Net cash (used in) provided by
     operating activities...............     (863,665)    (378,286)     181,006
INVESTING ACTIVITIES
Purchases of investments and loans made.  (29,638,861) (27,245,453) (14,573,323)
Sales or maturities of investments and
 receipts from repayment of loans.......   28,300,238   25,889,422   12,528,185
Sales and purchases of property and
 equipment, net.........................       (9,230)      (8,057)     (12,114)
                                          -----------  -----------  -----------
Net cash used in investing activities...   (1,347,853)  (1,364,088)  (2,057,252)
FINANCING ACTIVITIES
Policyholder account deposits...........    4,187,191    3,593,380    3,372,522
Policyholder account withdrawals........   (1,759,660)  (1,746,987)  (1,258,560)
Dividends paid..........................     (401,680)    (189,680)    (206,701)
Capital contribution from Parent........      250,000       75,000           --
Other...................................        1,401          267           67
                                          -----------  -----------  -----------
Net cash provided by financing
 activities.............................    2,277,252    1,731,980    1,907,328
                                          -----------  -----------  -----------
Increase (decrease) in cash.............       65,734      (10,394)      31,082
Cash at beginning of year...............       33,550       43,944       12,862
                                          -----------  -----------  -----------
Cash at end of year.....................  $    99,284  $    33,550  $    43,944
                                          ===========  ===========  ===========

  Interest paid amounted to approximately $1,004,000, $1,080,000, and $1,933,000 in 1997, 1996, and 1995, respectively.

                            See accompanying notes.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

NATURE OF OPERATIONS

  American General Life Insurance Company (the "Company") is a wholly owned subsidiary of AGC Life Insurance Company, which is a wholly owned subsidiary of American General Corporation (the "Parent Company"). The Company's wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC").

  The Company offers a complete portfolio of the standard forms of universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. In addition, a variety of equity products is sold through its broker/dealer, American General Securities, Inc. The Company serves the estate planning needs of middle- and upper-income households and the insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly owned life insurance subsidiaries, AGNY and VALIC. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

  The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

1.2 STATUTORY ACCOUNTING

  The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 1997.

  Statutory financial statements differ from GAAP. Significant differences were as follows (in thousands):

                                               1997        1996        1995
                                            ----------  ----------  ----------
Net income:
  Statutory net income (1997 balance is
   unaudited).............................. $  327,813  $  284,070  $  197,769
  Deferred policy acquisition costs........    103,872      85,812     135,312
  Deferred income taxes....................    (13,264)    (12,388)      9,773
  Adjustments to policy reserves...........    (30,162)    (19,954)    (77,591)
  Goodwill amortization....................     (2,067)     (2,169)     (2,195)
  Net realized gain on investments.........     20,139      14,140      22,874
  Gain on sale of subsidiary...............         --          --         661
  Other, net...............................    (31,774)    (14,916)     (4,308)
                                            ----------  ----------  ----------
    GAAP net income........................ $  374,557  $  334,595  $  282,295
                                            ==========  ==========  ==========
Shareholders' equity:
  Statutory capital and surplus (1997
   balance is unaudited)................... $1,636,327  $1,441,768  $1,298,323
  Deferred policy acquisition costs........    835,031   1,042,783     605,501
  Deferred income taxes....................   (535,703)   (410,007)   (549,663)
  Adjustments to policy reserves...........   (319,680)   (297,434)   (311,065)
  Acquisition-related goodwill.............     51,424      55,626      57,795
  Asset valuation reserve ("AVR")..........    255,975     291,205     263,295
  Interest maintenance reserve ("IMR").....      9,596          63       3,114
  Investment valuation differences.........  1,272,339     643,289   1,417,775
  Benefit plans, pretax....................      6,103       6,749       6,023
  Surplus from separate accounts...........   (150,928)   (106,026)    (76,645)
  Other, net...............................      1,130     (39,055)    (31,231)
                                            ----------  ----------  ----------
Total GAAP shareholders' equity............ $3,061,614  $2,628,961  $2,683,222
                                            ==========  ==========  ==========

  The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) deferred federal income taxes are provided for significant timing differences between income reported for financial reporting purposes and income reported for federal income tax purposes; (d) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (e) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and (f) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds,

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

1.3 INSURANCE CONTRACTS

  The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

1.4 INVESTMENTS

 Fixed Maturity and Equity Securities

  All fixed maturity and equity securities are currently classified as available-for-sale and recorded at fair value. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in net unrealized gains (losses) on securities within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

 Mortgage Loans

  Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all nonperforming loans, consisting of loans restructured or delinquent 60 days or more, and loans for which management has a concern based on its assessment of risk factors, such as potential nonpayment or nonmonetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

  Impaired loans, those for which the Company determines it is probable that all amounts due under the contractual terms will not be collected, are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated costs to sell.

 Policy Loans

  Policy loans are reported at unpaid principal balances adjusted periodically for uncollectible amounts.

 Investment Real Estate

  Investment real estate consists of income-producing real estate, foreclosed real estate, and the American General Center, an office complex in Houston. The Company classifies all investment real estate, except the American General Center, as available-for-sale. Real estate available-for-sale is carried at the lower of cost less accumulated depreciation, if applicable, or fair value less costs to sell. Changes in estimates of fair value less costs to sell are recognized as realized gains (losses) through a valuation allowance.

  Real estate held-for-investment is carried at cost less accumulated depreciation and impairment reserves and write-downs, if applicable. Impairment losses are recorded whenever circumstances indicate that a property

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
might be impaired and the estimated undiscounted future cash flows of the property are less than the carrying amount. In such event, the property is written down to fair value, determined by market prices, third-party appraisals, or expected future cash flows discounted at market rates. Any write-down is recognized as a realized loss, and a new cost basis is established.

 Investment Income

  Interest on fixed maturity securities, performing and restructured mortgage loans, and policy loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on impaired mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

 Realized Investment Gains (Losses)

  Realized investment gains (losses) are recognized using the specific-identification method and include declines in fair value of investments below cost that are considered to be other than temporary.

1.5 SEPARATE ACCOUNTS

  Separate accounts are assets and liabilities associated with certain contracts, principally annuities; the investment risk lies solely with the contract holder rather than the Company. Consequently, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income and cash flows. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC")

  Certain costs of writing an insurance policy, including agents' commissions, underwriting and marketing expenses, are deferred and reported as DPAC.

  DPAC associated with interest-sensitive life insurance contracts, insurance investment contracts, and participating life insurance contracts, to the extent recoverable from expected future gross profits, is deferred and amortized generally in proportion to the present value of expected future gross profits from surrender charges and investment, mortality, and expense margins. Expected future gross profits are adjusted to include the impact of realized and unrealized gains (losses) as if net unrealized investment gains (losses) had been realized at the balance sheet date. The impact of this adjustment is included in the net unrealized gains (losses) on securities within shareholders' equity. DPAC associated with all other insurance contracts, to the extent recoverable from future policy revenues, is amortized over the premium-paying period of the related contracts using assumptions that are consistent with those used in computing policy benefit reserves.

  The Company reviews the carrying value of DPAC on at least an annual basis. In determining whether the carrying amount is appropriate, the Company considers estimated future gross profits or future premiums, as applicable for the type of contract. In all cases, the Company considers expected mortality, interest earned and credited rates, persistency, and expenses.

1.7 PREMIUM RECOGNITION

  Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges assessed against the

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
account balance. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 1.6).

  For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in income in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due. When the revenue is recorded, an estimate of the cost of the related benefit is recorded in the future policy benefits account on the consolidated balance sheet. Also, this cost is recorded in the consolidated statement of income as a benefit in the current year and in all future years during which the policy is expected to be renewed.

1.8 OTHER ASSETS

  Acquisition-related goodwill, which is included in other assets, is charged to expense in equal amounts over 40 years. The carrying value of goodwill is regularly reviewed for indicators of impairment in value.

1.9 DEPRECIATION

  Provision for depreciation of American General Center, data processing equipment, and furniture and fixtures is computed on the straight-line method over the estimated useful lives of the assets.

1.10 POLICY AND CONTRACT CLAIMS RESERVES

  Substantially all of the Company's insurance and annuity liabilities relate to long-duration contracts which generally require performance over a period of more than one year. The contract provisions normally cannot be changed or canceled by the Company during the contract period.

  For interest-sensitive and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. In establishing reserves for limited payment and other long-duration contracts, an estimate is made of the cost of future policy benefits to be paid as a result of present and future claims due to death, disability, surrender of a policy, and payment of an endowment. Reserves for traditional insurance products are determined using the net level premium method. Based on past experience, consideration is given to expected policyholder deaths, policy lapses, surrenders, and terminations. Consideration is also given to the possibility that the Company's experience with policyholders will be worse than expected. Interest assumptions used to compute reserves ranged from 2.0% to 13.5% at December 31, 1997.

  The claims reserves are determined using case-basis evaluation and statistical analyses and represent estimates of the ultimate net cost of unpaid claims. These estimates are reviewed; and as adjustments become necessary, such adjustments are reflected in current operations. Since these reserves are based on estimates, the ultimate settlement of claims may vary from the amounts included in the accompanying financial statements. Although it is not possible to measure the degree of variability inherent in such estimates, management believes claim reserves are reasonable.

1.11 REINSURANCE

  The Company limits its exposure to loss on any single insured to $1.5 million by ceding additional risks through reinsurance contracts with other insurers. Ceded reinsurance becomes a liability of the reinsurer assuming the risk. The Company diversifies its risk of exposure to reinsurance loss by using several reinsurers that have strong claims-paying ability ratings. If a reinsurer could not meet its obligations, the Company would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the Company is considered to be remote.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

  Benefits paid and future policy benefits related to ceded reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance is recognized over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.12 PARTICIPATING POLICY CONTRACTS

  Participating life insurance contracts contain dividend payment provisions that entitle the policyholder to participate in the earnings of the contracts. Participating life insurance contracts accounted for 2.22% and 2.47% of life insurance in force at December 31, 1997 and 1996, respectively. Such business is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 120.

1.13 INCOME TAXES

  The Company and its life insurance subsidiaries, together with certain other life insurance subsidiaries of the Parent Company, are included in a life/non-life consolidated tax return with the Parent Company and its noninsurance subsidiaries. The Company participates in a tax sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to the Parent Company as if the companies filed separate tax returns; and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

  Income taxes are provided for in accordance with SFAS No. 109. Under this standard, deferred tax assets and liabilities are calculated using the differences between the financial reporting basis and the tax basis of assets and liabilities, using the enacted tax rate. The effect of a tax rate change is recognized in income in the period of enactment. Under SFAS No. 109, state income taxes are included in income tax expense.

1.14 NEW ACCOUNTING STANDARD NOT YET ADOPTED

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. Beginning in 1998, the Company must adopt this statement for all periods presented. Application of this statement will not change recognition or measurement of net income and, therefore, will not impact the Company's consolidated results of operations or financial position.

2. INVESTMENTS

2.1 INVESTMENT INCOME

  Investment income by type of investment was as follows:

                                                  1997       1996       1995
                                               ---------- ---------- ----------
                                                        (IN THOUSANDS)
Investment income:
  Fixed maturities............................ $1,966,528 $1,846,549 $1,759,358
  Equity securities...........................      1,067      1,842      6,773
  Mortgage loans on real estate...............    157,035    175,833    185,022
  Investment real estate......................     22,157     22,752     16,397
  Policy loans................................     62,939     58,211     52,939
  Other long-term investments.................      3,135      2,328      1,996
  Short-term investments......................      8,626      9,280      6,234
  Investment income from affiliates...........     11,094     11,502     12,570
                                               ---------- ---------- ----------
Gross investment income.......................  2,232,581  2,128,297  2,041,289
Investment expenses...........................     33,958     33,225     30,201
                                               ---------- ---------- ----------
Net investment income......................... $2,198,623 $2,095,072 $2,011,088
                                               ========== ========== ==========

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

  The carrying value of investments that have produced no investment income during 1997 was less than 1% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

  Realized gains (losses) by type of investment were as follows:

                                                     1997      1996      1995
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
Fixed maturities:
  Gross gains....................................  $ 42,966  $ 46,498  $ 38,657
  Gross losses...................................   (34,456)  (47,293)  (41,022)
                                                   --------  --------  --------
Total fixed maturities...........................     8,510      (795)   (2,365)
Equity securities................................     1,971    18,304     9,710
Other investments................................    19,384    10,993    (9,287)
                                                   --------  --------  --------
Net realized investment gains (losses) before
 tax.............................................    29,865    28,502    (1,942)
Income tax expense...............................    10,452     9,976       547
                                                   --------  --------  --------
Net realized investment gains (losses) after tax.  $ 19,413  $ 18,526  $ (2,489)
                                                   ========  ========  ========

2.3 FIXED MATURITY AND EQUITY SECURITIES

  All fixed maturity and equity securities are classified as available-for-sale and reported at fair value (see Note 1.4). Amortized cost and fair value at December 31, 1997 and 1996 were as follows:

                                                GROSS      GROSS
                                   AMORTIZED  UNREALIZED UNREALIZED
                                     COST        GAIN       LOSS    FAIR VALUE
                                  ----------- ---------- ---------- -----------
                                                 (IN THOUSANDS)
DECEMBER 31, 1997
Fixed maturity securities:
 Corporate securities:
  Investment-grade............... $17,913,942 $  906,235  $17,551   $18,802,626
  Below investment-grade.........     950,438     34,290    4,032       980,696
 Mortgage-backed securities*.....   6,614,704    278,143    4,260     6,888,587
 U.S. government obligations.....     289,406     46,529       74       335,861
 Foreign governments.............     318,212     18,076    3,534       332,754
 State and political
  subdivisions...................      44,505      1,686       --        46,191
                                  ----------- ----------  -------   -----------
Total fixed maturity securities.. $26,131,207 $1,284,959  $29,451   $27,386,715
                                  =========== ==========  =======   ===========
Equity securities................ $    19,208 $    2,145  $   239   $    21,114
                                  =========== ==========  =======   ===========
Investment in Parent Company..... $     8,597 $   29,226  $    --   $    37,823
                                  =========== ==========  =======   ===========

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                                                GROSS      GROSS
                                   AMORTIZED  UNREALIZED UNREALIZED
                                     COST        GAIN       LOSS    FAIR VALUE
                                  ----------- ---------- ---------- -----------
                                                 (IN THOUSANDS)
DECEMBER 31, 1996
Fixed maturity securities:
 Corporate securities:
  Investment-grade............... $15,639,170  $528,602   $ 90,379  $16,077,393
  Below investment-grade.........     898,187    29,384      5,999      921,572
 Mortgage-backed securities*.....   7,547,616   186,743     54,543    7,679,816
 U.S. government obligations.....     313,759    26,597      1,050      339,306
 Foreign governments.............     313,655    13,255        248      326,662
 State and political
  subdivisions...................      48,553     1,003        226       49,330
                                  -----------  --------   --------  -----------
 Redeemable preferred stocks.....       1,194       108         --        1,302
                                  -----------  --------   --------  -----------
Total fixed maturity securities.. $24,762,134  $785,692   $152,445  $25,395,381
                                  ===========  ========   ========  ===========
Equity securities................ $    17,642  $  3,021   $    108  $    20,555
                                  ===========  ========   ========  ===========
Investment in Parent Company..... $     8,597  $ 20,000   $     --  $    28,597
                                  ===========  ========   ========  ===========

--------
* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

  Net unrealized gains (losses) on securities included in shareholders' equity at December 31 were as follows:

                                                             1997       1996
                                                          ----------  ---------
                                                             (IN THOUSANDS)
Gross unrealized gains................................... $1,316,330  $ 808,713
Gross unrealized losses..................................    (29,690)  (152,553)
DPAC and other fair value adjustments....................   (621,867)  (315,117)
Deferred federal income taxes............................   (237,247)  (121,892)
                                                          ----------  ---------
Net unrealized gains on securities....................... $  427,526  $ 219,151
                                                          ==========  =========

  The contractual maturities of fixed maturity securities at December 31, 1997 were as follows:

                                                        AMORTIZED
                                                          COST     FAIR VALUE
                                                       ----------- -----------
                                                           (IN THOUSANDS)
Fixed maturity securities, excluding mortgage-backed
 securities:
  Due in one year or less............................. $   205,719 $   207,364
  Due after one year through five years...............   5,008,933   5,216,174
  Due after five years through ten years..............   9,163,681   9,604,447
  Due after ten years.................................   5,138,169   5,470,143
Mortgage-backed securities............................   6,614,705   6,888,587
                                                       ----------- -----------
Total fixed maturity securities....................... $26,131,207 $27,386,715
                                                       =========== ===========

  Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $14.8 billion, $16.2 billion, and $7.3 billion during 1997, 1996, and 1995, respectively.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

2.4 MORTGAGE LOANS ON REAL ESTATE

  Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 1997 and 1996:

                                             OUTSTANDING  PERCENT     PERCENT
                                               AMOUNT     OF TOTAL NONPERFORMING
                                            ------------- -------- -------------
                                            (IN MILLIONS)
DECEMBER 31, 1997
Geographic distribution:
  South Atlantic...........................    $  456       27.5%       1.8%
  Pacific..................................       340       20.5       14.4
  Mid-Atlantic.............................       288       17.3         --
  East North Central.......................       186       11.2         --
  Mountain.................................       151        9.1        2.7
  West South Central.......................       132        7.9         .1
  East South Central.......................        94        5.7         --
  West North Central.......................        19        1.1         --
  New England..............................        17        1.1         --
Allowance for losses.......................       (23)      (1.4)        --
                                               ------      -----
Total......................................    $1,660      100.0%       3.6%
                                               ======      =====
Property type:
  Office...................................    $  622       37.5%       4.6%
  Retail...................................       463       27.9        3.0
  Industrial...............................       324       19.5        1.8
  Apartments...............................       223       13.4        6.1
  Hotel/motel..............................        40        2.4         --
  Other....................................        11         .7         --
Allowance for losses.......................       (23)      (1.4)        --
                                               ------      -----
Total......................................    $1,660      100.0%       3.6%
                                               ======      =====
DECEMBER 31, 1996
Geographic distribution:
  South Atlantic...........................    $  522       30.6%       8.1%
  Pacific..................................       407       23.8        8.1
  Mid-Atlantic.............................       231       13.5         --
  East North Central.......................       168        9.8         --
  Mountain.................................       153        9.0        2.8
  West South Central.......................       141        8.2        5.3
  East South Central.......................       109        6.4         --
  West North Central.......................        13        0.8         --
  New England..............................        13        0.8         --
Allowance for losses.......................       (49)      (2.9)        --
                                               ------      -----
Total......................................    $1,708      100.0%       5.0%
                                               ======      =====
Property type:
  Office...................................    $  590       34.5%        --%
  Retail...................................       502       29.4        2.5
  Industrial...............................       304       17.8        6.0
  Apartments...............................       264       15.5        8.3
  Hotel/motel..............................        54        3.2         --
  Other....................................        43        2.5       78.8
Allowance for losses.......................       (49)      (2.9)        --
                                               ------      -----
Total......................................    $1,708      100.0%       5.0%
                                               ======      =====

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

  Impaired mortgage loans on real estate and related interest income were as follows:

                                                                   DECEMBER 31
                                                                  --------------
                                                                   1997    1996
                                                                  ------  ------
                                                                  (IN MILLIONS)
Impaired loans:
  With allowance*................................................ $   35  $   60
  Without allowance..............................................     --      --
                                                                  ------  ------
Total impaired loans............................................. $   35  $   60
                                                                  ------  ------

--------
* Represents gross amounts before allowance for mortgage loan losses of $10 million and $9 million, respectively.

                                                                 1997 1996 1995
                                                                 ---- ---- ----
                                                                 (IN MILLIONS)
Average investment.............................................. $48  $72  $102
Interest income earned.......................................... $ 3  $ 6  $  8
Interest income cash basis...................................... $--  $ 6  $  8

2.5 INVESTMENT SUMMARY

  Investments of the Company were as follows:

                                                     DECEMBER 31, 1997
                                             ----------------------------------
                                                                     CARRYING
                                                COST     FAIR VALUE   AMOUNT
                                             ----------- ---------- -----------
                                                       (IN THOUSANDS)
Fixed maturities:
 Bonds:
  United States government and government
   agencies and authorities................. $   289,406 $  335,861 $   335,861
  States, municipalities, and political
   subdivisions.............................      44,505     46,191      46,191
  Foreign governments.......................     318,212    332,754     332,754
  Public utilities..........................   1,848,546  1,952,724   1,952,724
  Mortgage-backed securities................   6,614,704  6,888,587   6,888,587
  All other corporate bonds.................  17,015,834 17,830,598  17,830,598
                                             ----------- ---------- -----------
Total fixed maturities......................  26,131,207 27,386,715  27,386,715
Equity securities:
 Common stocks:
  Industrial, miscellaneous, and other......       5,604      5,785       5,785
  Nonredeemable preferred stocks............      13,604     15,329      15,329
                                             ----------- ---------- -----------
Total equity securities.....................      19,208     21,114      21,114
Mortgage loans on real estate*..............   1,659,921        XXX   1,659,921
Investment real estate......................     129,364        XXX     129,364
Policy loans................................   1,093,694        XXX   1,093,694
Other long-term investments.................      55,118        XXX      55,118
Short-term investments......................     100,061        XXX     100,061
                                             ----------- ---------- -----------
Total investments........................... $29,188,573 $      XXX $30,445,987
                                             =========== ========== ===========

--------
* Amount is net of a $23 million allowance for losses.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

3. DEFERRED POLICY ACQUISITION COSTS

  The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                               1997        1996        1995
                                            ----------  ----------  -----------
                                                     (IN THOUSANDS)
Balance at January 1....................... $1,042,783  $  605,501  $ 1,479,115
  Capitalization...........................    219,339     188,001      203,607
  Amortization.............................   (115,467)   (102,189)     (68,295)
  Change in the effect of SFAS No. 115.....   (311,624)    351,470   (1,008,926)
                                            ----------  ----------  -----------
Balance at December 31..................... $  835,031  $1,042,783  $   605,501
                                            ==========  ==========  ===========

4. OTHER ASSETS

  Other assets consisted of the following:

                                                                  DECEMBER 31
                                                               -----------------
                                                                 1997     1996
                                                               -------- --------
                                                                (IN THOUSANDS)
Goodwill...................................................... $ 51,424 $ 55,626
Other.........................................................   81,235   78,663
                                                               -------- --------
Total other assets............................................ $132,659 $134,289
                                                               ======== ========

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

  Income tax liabilities were as follows:

                                                                DECEMBER 31
                                                             -----------------
                                                               1997     1996
                                                             -------- --------
                                                              (IN THOUSANDS)
Current tax payable (receivable)............................ $  7,676 $ (7,646)
Deferred tax liabilities, applicable to:
  Net income................................................  298,456  288,115
  Net unrealized investment gains...........................  237,247  121,892
                                                             -------- --------
Total deferred tax liabilities..............................  535,703  410,007
                                                             -------- --------
Total current and deferred tax liabilities.................. $543,379 $402,361
                                                             ======== ========

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

  Components of deferred tax liabilities and assets at December 31 were as follows:

                                                             1997       1996
                                                           ---------  ---------
                                                             (IN THOUSANDS)
Deferred tax liabilities applicable to:
  Deferred policy acquisition costs....................... $ 226,653  $ 308,802
  Basis differential of investments.......................   486,194    254,402
  Other...................................................   139,298    130,423
                                                           ---------  ---------
Total deferred tax liabilities............................   852,145    693,627
Deferred tax assets applicable to:
  Policy reserves.........................................  (232,539)  (219,677)
  Other...................................................   (83,903)   (63,943)
                                                           ---------  ---------
Total deferred tax assets before valuation allowance......  (316,442)  (283,620)
Valuation allowance.......................................        --         --
                                                           ---------  ---------
Total deferred tax assets, net of valuation allowance.....  (316,442)  (283,620)
                                                           ---------  ---------
Net deferred tax liabilities.............................. $ 535,703  $ 410,007
                                                           =========  =========

  A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $93.6 million at December 31, 1997. At current corporate rates, the maximum amount of tax on such income is approximately $32.8 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

5.2 TAX EXPENSE

  Components of income tax expense for the year were as follows:

                                                     1997      1996      1995
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
Current expense................................... $185,460  $164,272  $153,720
Deferred expense (benefit):
  Deferred policy acquisition cost................   27,644    21,628    38,275
  Policy reserves.................................  (27,496)  (27,460)  (49,177)
  Basis differential of investments...............    3,769     4,129     3,710
  Other, net......................................    9,347    14,091    (2,581)
                                                   --------  --------  --------
Total deferred expense (benefit)..................   13,264    12,388    (9,773)
                                                   --------  --------  --------
Income tax expense................................ $198,724  $176,660  $143,947
                                                   ========  ========  ========

  A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                                   1997      1996      1995
                                                 --------  --------  --------
                                                       (IN THOUSANDS)
Income tax at statutory percentage of GAAP
 pretax income                                   $200,649  $178,939  $149,185
Tax-exempt investment income....................   (9,493)   (9,347)  (10,185)
Goodwill........................................      723       759       768
Tax on sale of subsidiary.......................       --        --      (661)
Other...........................................    6,845     6,309     4,840
                                                 --------  --------  --------
Income tax expense.............................. $198,724  $176,660  $143,947
                                                 ========  ========  ========

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

5.3 TAXES PAID

  Income taxes paid amounted to approximately $168 million, $182 million, and $90 million in 1997, 1996, and 1995, respectively.

5.4 TAX RETURN EXAMINATIONS

  The Parent Company and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service has completed examinations of the Company's tax returns through 1988 and is currently examining tax returns for 1989 through 1996. In addition, the tax returns of companies recently acquired are also being examined. Although the final outcome of any issues raised in examination is uncertain, the Company believes that the ultimate liability, including interest, will not exceed amounts recorded in the consolidated financial statements.

6. TRANSACTIONS WITH AFFILIATES

  Affiliated notes and accounts receivable were as follows:

                                                  DECEMBER 31,    DECEMBER 31,
                                                      1997            1996
                                                 --------------- ---------------
                                                   PAR    BOOK     PAR    BOOK
                                                  VALUE   VALUE   VALUE   VALUE
                                                 ------- ------- ------- -------
                                                         (IN THOUSANDS)
American General Corporation, 9 3/8%, due 2008.  $ 4,725 $ 3,288 $ 4,725 $ 3,239
American General Corporation, 8 1/4%, due 2004.   17,125  32,953  19,572  19,572
American General Corporation, Restricted
 Subordinated Note, 13 1/2%, due 2002..........   31,494  31,494  33,550  33,550
                                                 ------- ------- ------- -------
Total notes receivable from affiliates.........   53,344  67,735  57,847  56,361
Accounts receivable from affiliates............       --  28,784      --  30,127
                                                 ------- ------- ------- -------
Indebtedness from affiliates...................  $53,344 $96,519 $57,847 $86,488
                                                 ======= ======= ======= =======

  Various American General companies provide services to the Company, principally mortgage servicing and investment advisory services. The Company paid approximately $33,916,000, $22,083,000, and $21,006,000 for such services in 1997, 1996, and 1995, respectively. Accounts payable for such services at December 31, 1997 and 1996 were not material. In addition, the Company rents facilities and provides services to various American General companies. The Company received approximately $6,455,000, $1,255,000, and $2,086,000 for such services and rent in 1997, 1996, and 1995, respectively. Accounts receivable for rent and services at December 31, 1997 and 1996 were not material.

  The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, the Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

  During 1996, the Company's residential mortgage loan portfolio of $42 million was sold to American General Finance at carrying value plus accrued interest.

7. STOCK-BASED COMPENSATION

  Certain officers of the Company participate in American General
Corporation's stock and incentive plans which provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees. Stock options constitute the majority of such awards. Expense related to stock options is

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
measured as the excess of the market price of the stock at the measurement date over the exercise price. The measurement date is the first date on which both the number of shares that the employee is entitled to receive and the exercise price are known. Under the stock option plans, no expense is recognized, since the market price equals the exercise price at the measurement date.

  Under an alternative accounting method, compensation expense arising from stock options would be measured at the estimated fair value of the options at the date of grant. Had compensation expense for the stock options been determined using this method, net income would have been as follows:

                                                        1997     1996     1995
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
Net income as reported............................... $374,557 $334,595 $282,295
Net income pro forma.................................  373,328  334,029  281,821

  The average fair values of the options granted during 1997, 1996, and 1995 were $10.33, $7.07, and $6.93, respectively. The fair value of each option was estimated at the date of grant using a Black-Scholes option pricing model. The weighted average assumptions used to estimate the fair value of the stock options were as follows:

                                                          1997    1996    1995
                                                         ------- ------- -------
Dividend yield..........................................    3.0%    4.0%    4.0%
Expected volatility.....................................   22.0%   22.3%   23.0%
Risk-free interest rate.................................    6.4%    6.2%    6.9%
Expected life                                            6 YEARS 6 years 6 years

8. BENEFIT PLANS

8.1 PENSION PLANS

  The Company has noncontributory, defined benefit pension plans covering most employees. Pension benefits are based on the participant's average monthly compensation and length of credited service offset by an amount that complies with federal regulations. The Company's funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The Company uses the projected unit credit method for computing pension expense.

  The components of pension expense and underlying assumptions were as follows:

                                                     1997     1996      1995
                                                   --------  -------  --------
                                                    (DOLLARS IN THOUSANDS)
Service cost benefits earned during period........ $  1,891  $ 1,826  $  1,346
Interest cost on projected benefit obligation.....    2,929    2,660     2,215
Actual return on plan assets......................  (15,617)  (9,087)  (10,178)
Amortization of unrecognized net asset............       --     (261)     (888)
Amortization of unrecognized prior service cost...      195      197       197
Deferral of net asset gain........................   10,148    4,060     5,724
Amortization of gain..............................       --       68        38
                                                   --------  -------  --------
Total pension income.............................. $   (454) $  (537) $ (1,546)
                                                   ========  =======  ========
Assumptions:
  Weighted average discount rate on benefit
   obligation.....................................     7.25%    7.50%     7.25%
  Rate of increase in compensation levels.........     4.00%    4.00%     4.00%
  Expected long-term rate of return on plan
   assets.........................................    10.00%   10.00%    10.00%

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

  The funded status of the plans and the prepaid pension expenses included in other assets at December 31 were as follows:

                                                                DECEMBER 31
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
                                                              (IN THOUSANDS)
Actuarial present value of benefit obligation:
  Vested.................................................... $ 32,926  $ 27,558
  Nonvested.................................................    3,465     4,000
  Additional minimum liability..............................       --       205
                                                             --------  --------
Accumulated benefit obligation..............................   36,391    31,763
Effect of increase in compensation levels...................    7,002     5,831
                                                             --------  --------
Projected benefit obligation................................   43,393    37,594
Plan assets at fair value...................................   80,102    65,159
                                                             --------  --------
Plan assets in excess of projected benefit obligation.......   36,709    27,565
Unrecognized net gain.......................................  (23,548)  (15,881)
Unrecognized prior service cost.............................       78       274
                                                             --------  --------
Prepaid pension expense..................................... $ 13,239  $ 11,958
                                                             ========  ========

  More than 85% of the plan assets were invested in fixed maturity and equity securities at the plan's most recent balance sheet date.

8.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company and its life insurance subsidiaries, together with certain other insurance subsidiaries of the Parent Company, have life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

  The life plans are fully insured. A portion of the retiree medical and dental plans are funded through a voluntary employees' beneficiary association ("VEBA") established in 1994; the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

  The plans' combined funded status and the accrued postretirement benefit cost included in other liabilities were as follows:

                                                                DECEMBER 31
                                                               ---------------
                                                                1997     1996
                                                               -------  ------
                                                                (DOLLARS IN
                                                                 THOUSANDS)
Actuarial present value of benefit obligation:
  Retirees.................................................... $ 2,469  $5,199
  Fully eligible active plan participants.....................     259     251
  Other active plan participants..............................   3,214   2,465
                                                               -------  ------
Accumulated postretirement benefit obligation.................   5,942   7,915
Plan assets at fair value.....................................     159     106
                                                               -------  ------
Accumulated postretirement benefit obligation in excess of
 plan assets at fair value....................................   5,783   7,809
Unrecognized net gain.........................................  (1,950)   (243)
                                                               -------  ------
Accrued postretirement benefit cost........................... $ 3,833  $7,566
                                                               =======  ======
Weighted-average discount rate on postretirement benefit
 obligation                                                       7.25%   7.50%

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

  The components of postretirement benefit expense were as follows:

                                                                  1997 1996 1995
                                                                  ---- ---- ----
                                                                  (IN THOUSANDS)
Service cost benefits earned..................................... $211 $218 $171
Interest cost on accumulated postretirement benefit obligation...  390  626  638
                                                                  ---- ---- ----
Postretirement benefit expense................................... $601 $844 $809
                                                                  ==== ==== ====

9. DERIVATIVE FINANCIAL INSTRUMENTS

9.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

  The Company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements, and options to enter into interest rate swap agreements (call swaptions). The Company accounts for its derivative financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows or the derivative financial instruments and the specific items being hedged, both at inception and throughout the life of the hedge.

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

  Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed-rate basis, or vice versa, and to hedge against the risk of rising prices on anticipated investment security purchases. Currency swap agreements are infrequently used to effectively convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specified exchange rates, and to hedge against currency rate fluctuations on anticipated investment security purchases.

  The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

  The fair values of swap agreements are recognized in the consolidated balance sheet if they hedge investments carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in shareholders' equity, consistent with the treatment of the related investment security. For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

  Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income. Average floating rates may change significantly, thereby affecting future cash flows.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

  Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                          1997        1995
                                                       ----------  ----------
                                                       (DOLLARS IN MILLIONS)
Interest rate swap agreements to pay fixed rate:
  Notional amount..................................... $       15  $       60
  Average receive rate................................       6.74%       6.19%
  Average pay rate....................................       6.48%       6.42%
Interest rate swap agreements to receive fixed rate:
  Notional amount..................................... $      144  $       44
  Average receive rate................................       6.89%       6.84%
  Average pay rate....................................       6.37%       6.01%
Currency swap agreements (receive U.S. dollars/pay
 Canadian dollars):
  Notional amount (in U.S. dollars)................... $      139  $       99
  Average exchange rate...............................       1.50        1.57

9.3 CALL SWAPTIONS

  Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

  Premiums paid to purchase call swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a call swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a call swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

  During 1997, the Company purchased call swaptions which expire in 1998. These call swaptions had a notional amount of $1.35 billion and strike rates ranging from 4.5% to 5.5% at December 31, 1997. Should the strike rates remain below market rates, the call swaptions will expire and the Company's exposure would be limited to the premiums paid.

9.4 CREDIT AND MARKET RISK

  Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations and financial position.

  The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

  Derivative financial instruments related to investment securities did not have a material effect on net investment income in 1997, 1996 or 1995.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

  SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments. This standard excludes certain financial instruments and all nonfinancial instruments, including policyholder liabilities for life insurance contracts from its disclosure requirements. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of the Company's assets and liabilities and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

  Carrying amounts and fair values for those financial instruments covered by SFAS 107 at December 31, 1997 are presented below:

                                                                 FAIR   CARRYING
                                                                 VALUE   AMOUNT
                                                                ------- --------
                                                                 (IN MILLIONS)
                                                                ----------------
Assets:
  Fixed maturity and equity securities *....................... $27,408 $27,408
  Mortgage loans on real estate................................ $ 1,702 $ 1,660
  Policy loans................................................. $ 1,127 $ 1,094
  Investment in parent company................................. $    38 $    38
  Indebtedness from affiliates................................. $    97 $    97
Liabilities:
  Insurance investment contracts............................... $24,011 $24,497

--------
* Includes derivative financial instruments with negative fair value of $4.2 million and $10.8 million and positive fair value of $7.2 million and $.6 million at December 31, 1997 and 1996, respectively.

  The following methods and assumptions were used to estimate the fair values of financial instruments:

  FIXED MATURITY AND EQUITY SECURITIES

  Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

  MORTGAGE LOANS ON REAL ESTATE

  Fair value of mortgage loans was estimated primarily using discounted cash flows based on contractual maturities and risk-adjusted discount rates.

  POLICY LOANS

  Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions incorporating market rates.

  INVESTMENT IN PARENT COMPANY

  The fair value of the investment in Parent Company is based on quoted market prices of American General Corporation common stock.

  INSURANCE INVESTMENT CONTRACTS

  Insurance investment contracts do not subject the Company to significant risks arising from policyholder mortality or morbidity. The majority of the Company's annuity products are considered insurance

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
  investment contracts. Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

  INDEBTEDNESS FROM AFFILIATES

  Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. Fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

11. DIVIDENDS PAID

  American General Life Insurance Company paid $402 million, $189 million, and $207 million in dividends on common stock to AGC Life Insurance Company in 1997, 1996, and 1995, respectively. The 1995 dividends included $701 thousand in the form of furniture and equipment. In addition, in 1996, the Company paid $680 thousand in dividends on preferred stock to Franklin.

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES

  The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 1997, approximately $2.6 billion of consolidated shareholders' equity represents net assets of the Company which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $2.0 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

  Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

  The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

  In recent years, various life insurance companies have been named as defendants in class action lawsuits relating, to life insurance pricing and sales practices, and a number of these lawsuits has resulted in substantial settlements. The Company is a defendant in such purported class action lawsuits, asserting claims related to pricing and sales practices. These claims are being defended vigorously by the Company. Given the uncertain nature of litigation and the early stages of this litigation, the outcome of these actions cannot be predicted at this time. The Company nevertheless believes that the ultimate outcome of all such pending litigation should not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more of these actions or other future proceedings could have a material adverse effect on results of operations for a given period. No provision has been made in the consolidated financial statements related to this pending litigation because the amount of loss, if any, from these actions cannot be reasonably estimated at this time.

  The Company is a party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama, that permit damage awards

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
disproportionate to the actual economic damages incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama continues to increase and creates the potential for an unpredictable judgment in any given suit.

  The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 1997 and 1996, the Company has accrued $7.6 million and $16.1 million, respectively, for guaranty fund assessments, net of $4.3 million and $4.1 million, respectively, of premium tax deductions. The Company has recorded receivables of $9.7 million and $10.9 million at December 31, 1997 and 1996, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $2.1 million, $6.0 million, and $22.4 million in 1997, 1996, and 1995, respectively.

13. REINSURANCE

  Reinsurance transactions for the years ended December 31, 1997, 1996, and 1995 were as follows:

                                       CEDED TO    ASSUMED               PERCENTAGE OF
                             GROSS       OTHER    FROM OTHER             AMOUNT ASSUMED
                            AMOUNT     COMPANIES  COMPANIES  NET AMOUNT      TO NET
                          ----------- ----------- ---------- ----------- --------------
                                                 (IN THOUSANDS)
DECEMBER 31, 1997
Life insurance in force.  $45,963,710 $10,926,255   $4,997   $35,042,452      0.01%
                          =========== ===========   ======   ===========
Premiums:
  Life insurance and
   annuities............  $   100,357 $    37,294   $   75   $    63,138      0.12%
  Accident and health
   insurance............        1,208         172       --         1,036      0.00%
                          ----------- -----------   ------   -----------
Total premiums..........  $   101,565 $    37,466   $   75   $    64,174      0.12%
                          =========== ===========   ======   ===========
DECEMBER 31, 1996
Life insurance in force.  $44,535,841 $ 8,625,465   $5,081   $35,915,457      0.01%
                          =========== ===========   ======   ===========
Premiums:
  Life insurance and
   annuities............  $   104,225 $    34,451   $   36   $    69,810      0.05%
  Accident and health
   insurance............        1,426          64       --         1,362      0.00%
                          ----------- -----------   ------   -----------
Total premiums..........  $   105,651 $    34,515   $   36   $    71,172      0.05%
                          =========== ===========   ======   ===========
DECEMBER 31, 1995
Life insurance in force.  $44,637,599 $ 7,189,493   $5,771   $37,453,877      0.02%
                          =========== ===========   ======   ===========
Premiums:
  Life insurance and
   annuities............  $   103,780 $    26,875   $  171   $    77,076      0.22%
  Accident and health
   insurance............        1,510          82       --         1,428      0.00%
                          ----------- -----------   ------   -----------
Total premiums..........  $   105,290 $    26,957   $  171   $    78,504      0.22%
                          =========== ===========   ======   ===========

  Reinsurance recoverable on paid losses was approximately $2,278,000, $6,904,000, and $6,190,000 at December 31, 1997, 1996, and 1995, respectively.
Reinsurance recoverable on unpaid losses was approximately $3,210,000, $4,282,000, and $2,775,000 at December 31, 1997, 1996, and 1995, respectively.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

14. ACQUISITIONS

  Effective December 31, 1995, the Company purchased Franklin United Life Insurance Company, a subsidiary of Franklin, which is a wholly owned subsidiary of the Parent Company. This purchase was effected through issuance of $8.5 million in preferred stock to Franklin. The acquisition was accounted for using the purchase method of accounting and is not material to the operations of the Company.

15. YEAR 2000 CONTINGENCY (UNAUDITED)

  Management has been engaged in a program to render the Company's computer systems (hardware and mainframe and personal applications software) Year 2000 compliant. The Company will incur internal staff costs as well as third-party vendor and other expenses to prepare the systems for Year 2000. The cost of testing and conversion of systems applications has not had, and is not expected to have, a material adverse effect on the Company's results of operations or financial condition. However, risks and uncertainties exist in most significant systems development projects. If conversion of the Company's systems is not completed on a timely basis, due to nonperformance by third-party vendors or other unforeseen circumstances, the Year 2000 problem could have a material adverse impact on the operations of the Company.

                          INDEX OF WORDS AND PHRASES

  This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                               PAGE TO
                                SEE IN
                                 THIS
        DEFINED TERM          PROSPECTUS
        ------------          ----------
accumulation value...........      5
AGLC.........................     28
AGL..........................     16
amount at risk...............      4
automatic rebalancing........      4
basis........................     18
beneficiary..................     21
cash surrender value.........      9
close of business............     22
Code.........................     17
cost of insurance rates......     22
daily charge.................      6
date of issue................     22
death benefit................      5
dollar cost averaging........      4
full surrender...............      9
Fund.........................      1
investment option............      1
lapse........................      8
Legacy Plus..................      1
loan, loan interest..........      9
maturity, maturity date......     10
modified endowment contract..     17
monthly deduction day........     23

                            PAGE TO
                             SEE IN
                              THIS
       DEFINED TERM        PROSPECTUS
       ------------        ----------
Mutual Fund...............      1
monthly insurance charge..      6
Option 1, 2...............      5
partial surrender.........      9
payment option............     10
planned periodic premium..      8
Policy....................      1
Policy loan...............      9
Policy month, year........     22
preferred loan interest...     10
premium payments..........      4
premiums..................      4
prospectus................      3
reinstate, reinstatement..      8
SEC.......................      2
separate account..........     16
Separate Account VL-R.....     16
seven-pay test............     17
specified amount..........      5
surrender.................      9
telephone transactions....     12
transfers.................      4
valuation date, period....     22

  We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS (OR ANY SALES LITERATURE APPROVED BY AGL) IN CONNECTION WITH THE OFFER OF THE POLICIES, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE POLICIES ARE NOT AVAILABLE IN ALL JURISDICTIONS, AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.

                                    PART II

                              (OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII,
Section 1 for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of 67 pages.

The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:

        (a) Pauletta P. Cohn, Associate General Counsel of the American General Life Companies.
        (b)  Mayer, Brown & Platt.
        (c)  American General Life Insurance Company's actuary.
        (d)  Independent Auditors.

The following exhibits:

   1.   Exhibits required by Article IX, paragraph A of Form N-8B-2:

        (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (3)

        (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

        (2)          Not applicable.

        (3)(a)(i) Distribution Agreement dated October 3, 1991, between American General Securities Incorporated and American General Life Insurance Company. (2)

        (3)(a)(ii)   Form of First Amendment to Distribution Agreement.  (5)

        (3)(b)       Form of Selling Group Agreement. (5)

        (3)(c)       Not applicable.

        (4)          Not applicable.

        (5)(a)(i) Amended Specimen form of the Lockwood Flexible Premium Variable Life Insurance Policy (Policy Form No. 98615). (Filed herewith)

        (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

        (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

        (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995 (Filed herewith).

        (7)          Not applicable.

        (8)(a) Form of Participation Agreement by and between BT Insurance Funds Trust and American General Life Insurance Company. (Filed herewith)

        (8)(b) Form of Amendment No. 3 to the Participation Agreement by and between Morgan Stanley Universal Funds, Inc. and American General Life Insurance Company. (Filed herewith)

        (8)(c) Form of First Amendment to Participation Agreement by and between American General Life Insurance Company and American General Series Portfolio Company. (Filed herewith)

        (8)(d) Form of Agreement by and between AIM Variable Insurance Funds, Inc. and American General Life Insurance Company. (Filed herewith)

        (8)(e) Form of First Amendment to Participation Agreement by and between Royce Capital Fund and American General Life Insurance Company. (Filed herewith)

        (8)(f) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (Filed herewith)

        (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

                     Not applicable.

        (10)(a) Specimen form of application for life insurance issued by American General Life Insurance Company. (Filed herewith)

        (10)(b) Specimen form of supplemental application for variable life insurance issued by American General Life Insurance Company on Policy Form No. 98615. (Filed herewith)

        (10)(c)      Form of Service Request. (Filed herewith)

        (10)(d)      Form of Owner Authorization of Third Party Transfers

   Other Exhibits

        2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel of American General Life Companies. (Filed herewith)

        2(b)         Consent of Mayer, Brown & Platt. (Filed herewith)

        2(c) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

        3            Not applicable.

        4            Not applicable.

        6            Consent of Independent Auditors. (Filed herewith)

        7            Powers of Attorney. (6)

        27           Financial Data Schedule. Not applicable.

   (1) Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

   (2) Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on October 16, 1991.

   (3) Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File
        No. 33-43390) of Separate Account D of American General Life Insurance Company on April 30, 1992.

   (4) Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company on February 12, 1998.

   (5) Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

   (6) Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on May 29, 1998.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 14th day of August, 1998.



                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY SEPARATE ACCOUNT VL-R
                              (Registrant)



                              BY:  AMERICAN GENERAL LIFE
                                   INSURANCE COMPANY
                                   (On behalf of the Registrant and itself)



                                   BY: /s/ ROBERT F. HERBERT, JR.
                                      -------------------------------------
                                         Robert F. Herbert, Jr.
                                         Senior Vice President

[SEAL]


ATTEST:    /s/ PAULETTA P. COHN
           -----------------------
           Pauletta P. Cohn
           Secretary


     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                 Title                      Date
---------                                 -----                      ----

 /s/ RONALD H. RIDLEHUBER         Principal Executive Officer  August 14, 1998
-----------------------------
(Ronald H. Ridlehuber)


 /s/ ROBERT F. HERBERT, JR.       Principal Financial and      August 14, 1998
-----------------------------     Accounting Officer
(Robert F. Herbert, Jr.)

Signature                                 Title                      Date
---------                                 -----                      ----

                                       Director                           , 1998
----------------------------------                             -----------
(James S. D'Agostino, Jr.)



 /s/ DAVID A. FRAVEL*                  Director
----------------------------------                               August 14, 1998
(David A. Fravel)



 /s/ ROBERT F. HERBERT, JR.            Director
----------------------------------                               August 14, 1998
(Robert F. Herbert, Jr.)



                                       Director                           , 1998
----------------------------------                             -----------
Royce G. Imhoff, II)



 /s/ JOHN V. LAGRASSE*                 Director                  August 14, 1998
----------------------------------
(John V. LaGrasse)



 /s/ RODNEY O. MARTIN, JR. *           Director                  August 14, 1998
----------------------------------
(Rodney O. Martin, Jr.)



                                       Director                           , 1998
----------------------------------                             -----------
(Jon P. Newton)



 /s/ PHILIP K. POLKINGHORN*            Director                  August 14, 1998
----------------------------------
(Philip K. Polkinghorn)



 /s/ RONALD H. RIDLEHUBER              Director
----------------------------------
(Ronald H. Ridlehuber                                            August 14, 1998




 /s/ ROBERT F. HERBERT, JR.
----------------------------------
* By Robert F. Herbert, Jr.,
  Attorney-in-Fact

                                 EXHIBIT INDEX


   1.   Exhibits required by Article IX, paragraph A of Form N-8B-2:

        (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (3)

        (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

        (2)          Not applicable.

        (3)(a)(i) Distribution Agreement dated October 3, 1991, between American General Securities Incorporated and American General Life Insurance Company. (2)

        (3)(a)(ii)   Form of First Amendment to Distribution Agreement.  (5)

        (3)(b)       Form of Selling Group Agreement. (5)

        (3)(c)       Not applicable.

        (4)          Not applicable.

        (5)(a)(i) Amended Specimen form of the Lockwood Flexible Premium Variable Life Insurance Policy (Policy Form No. 98615). (Filed herewith)

        (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

        (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

        (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995 (Filed herewith).

        (7)          Not applicable.

        (8)(a) Form of Participation Agreement by and between BT Insurance Funds Trust and American General Life Insurance Company. (Filed herewith)

        (8)(b) Form of Amendment No. 3 to the Participation Agreement by and between Morgan Stanley Universal Funds, Inc. and American General Life Insurance Company. (Filed herewith)

        (8)(c) Form of First Amendment to Participation Agreement by and between American General Life Insurance Company and American General Series Portfolio Company. (Filed herewith)

        (8)(d) Form of Agreement by and between AIM Variable Insurance Funds, Inc. and American General Life Insurance Company. (Filed herewith)

        (8)(e) Form of First Amendment to Participation Agreement by and between Royce Capital Fund and American General Life Insurance Company. (Filed herewith)

        (8)(f) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (Filed herewith)

        (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

                     Not applicable.

        (10)(a) Specimen form of application for life insurance issued by American General Life Insurance Company. (Filed herewith)

        (10)(b) Specimen form of supplemental application for variable life insurance issued by American General Life Insurance Company on Policy Form No. 98615. (Filed herewith)

        (10)(c)      Form of Service Request. (Filed herewith)

        (10)(d)      Form of Owner Authorization of Third Party Transfers

   Other Exhibits

        2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel of American General Life Companies. (Filed herewith)

        2(b)         Consent of Mayer, Brown & Platt. (Filed herewith)

        2(c) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

        3            Not applicable.

        4            Not applicable.

        6            Consent of Independent Auditors. (Filed herewith)

        7            Powers of Attorney. (6)

        27           Financial Data Schedule. Not applicable.

   (1) Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

   (2) Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on October 16, 1991.

   (3) Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File
        No. 33-43390) of Separate Account D of American General Life Insurance Company on April 30, 1992.

   (4) Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company on February 12, 1998.

   (5) Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

   (6) Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on May 29, 1998.